IMPERIAL CAPITAL BANCORP

2007 ANNUAL REPORT


IMPERIAL
CAPITAL BANK
IMPERIAL
CAPITAL BANK
IMPERIAL
CAPITAL BANK

Experience. Trust. Success. ICBancorp.

From our origin as a regionally based thrift and loan through our transformation to a national provider of retail banking products, commercial and multifamily real estate financing, we have remained focused on providing our customers with superior "niche" products, exceptional customer service and financing solutions that are tailored to our customers' individual needs.

With total assets of $3.6 billion at December 31, 2007, Imperial Capital Bancorp, Inc. ("ICBancorp") is headquartered in La Jolla, CA and conducts its operations primarily through Imperial Capital Bank ("ICB"), a California state chartered commercial bank.

Imperial Capital Bank is a 34-year-old financial institution, with FDIC insured deposits, serving customers through nine retail branch locations, including our new Las Vegas branch which opened in March 2008, and 26 loan origination offices serving the Western United States, the Southeast, the Mid-Atlantic States, the Texas/Rocky Mountain region, the Ohio Valley, the Metro New York area and New England. ICB's lending activities are primarily conducted through its Real Estate Lending Division, which originates commercial and multifamily real estate and construction loans ranging from $250,000 to $15 million in size. Additionally ICB's entertainment finance division, known as ICB Entertainment Finance (ICBEF), is an internationally recognized provider of banking, advisory and collection services to the entertainment industry.

- Management's Discussion & Analysis of Financial Condition & Results of Operations
- Consolidated Financial Statements



Selected Financial Data



Bradley Satenberg
Phillip Lombardi
Scott Wallace
David Hunt
George W. Haligowski
Lyle C. Lodwick
Timothy M. Doyle
Norval L. Bruce
Brian Benson

Senior Management



Jeffrey L. Lipscomb

Hirotaka Oribe

Robert R. Reed

George W. Haligowski
Chairman of the Board

Sandor X. Mayuga

Norval L. Bruce
Vice Chairman

Board of Directors






BRUCE WILLIS
ASSASSINATION
OF
A HIGH SCHOOL
PRESIDENT

In 2007, ICBEF exceeded the previous year's loan production by over 11%. These results signify our commitment in taking a flexible approach in structuring the right deal for our customers. We understand that each financing package needs to be as unique as the project itself. It's an approach that's worked well for the more than 600 films and TV series we've financed. Now in its sixth year as a division of Imperial Capital Bank, ICBEF continues to provide responsive and innovative service for worldwide motion picture and television production financing. Our expertise allows us to partner with qualified producers and sales agents to work toward a common goal of success while maintaining integrity and commitment as the foundation of our business philosophy.

"Each financing package needs to be as unique as the project itself."

- David Hutkin

Deputy Managing Director, ICBEF


SAMUEL L. JACKSON JOSH HARTNETT
RESURRECTING
THE CHAMP

ROB
SCHNEIDER
BIG
STAN

TEKKEN

ICB Entertainment Finance™



Retail Banking



ICB offers a complete suite of deposit products for business customers and consumers. These deposit products include checking, interest checking, money market accounts, savings accounts and certificates of deposit. Our deposit products are offered from nine branch offices in San Francisco, Encino, Glendale, Beverly Hills, Costa Mesa and San Diego, CA; Carson City and Las Vegas, NV; and Baltimore, MD. ICB also offers competitive online banking capabilities for our customers through our virtual bank, www.imperialcapitalbank.com.





"ICB offers a complete suite of deposit products, complemented by online banking capabilities, for our customers."

- Chuck Kohl
Deputy Managing Director, Banking Services

Commercial Real Estate



Our approach to lending is "customer centric", fostering an environment that is solution oriented, responsive and non-bureaucratic. Our national lending presence allows us to provide construction, bridge and permanent financing for most income property types including office, retail, mixed use, multifamily, self storage and light industrial across major markets. Our commitment to providing an exceptional customer experience allows us to respond creatively and quickly.

"Each ICB loan officer is a seasoned professional, with the ability to structure transactions tailored to the needs of our customers."

- Brian Benson

Senior Managing Director, Chief Lending Officer









Dear Fellow Shareholders

In 2007, the financial services industry experienced turbulence and volatility. After being bolstered for many years by strong real estate markets, abundant liquidity and stable capital markets, market conditions shifted dramatically in the second half of 2007. Housing prices declined as mortgage loan liquidity dissipated. The amount of investor activity in the multifamily sector slowed precipitously. Many major securities and banking institutions reported record losses.

While Imperial Capital Bancorp, Inc. did not escape the problems facing the industry, our performance was respectable in the context of the multibillion dollar write-offs reported from the major money center banks and Wall Street investment banks. Despite the credit crisis and subprime debacle, our Company remained profitable in all quarters of 2007, reporting net income of $15.6 million, or $2.81 per share, for the year. Our results for the year reflect the deteriorating economic conditions currently being experienced in the real estate and credit markets, and our management team continues to aggressively respond to the changing market conditions. During the year, we quickly adjusted our business plan by scaling back lending, increasing loan margins and building reserves. We met with our customers and actively managed our lending relationships in an effort to mitigate the negative effects of the market downturn.

Over the past several years, I have reported to you about the Company's progress in building its national commercial and multifamily lending platform. During 2007, our sales team originated $1.2 billion of multifamily, commercial and construction loans from our regional offices in New England, the metro New York area, Atlanta, Houston, Chicago and California. The fact that we've originated a broad array of loans, both by property type, purpose, and geography, has allowed the Company to aggregate a diverse portfolio of commercial and multifamily real estate loans, thus reducing the risks of property type and geographic concentrations in the loan portfolio.

2007 was also a year of expansion for the Company's retail deposit business. We opened a full service retail branch in Baltimore, MD, and we received approval for a new branch in Las Vegas, NV. These new retail locations will supplement our existing branch network, which offers competitive banking products and services at attractive rates.

Imperial Capital Bancorp, Inc. and Imperial Capital Bank continue to be "well capitalized", as defined by regulatory guidelines, with total risk based capital ratios of 11.3% and 10.9%, respectively. This represents excess capital of $39.6 million and $26.0 million, for the Company and the Bank, respectively. Looking forward to 2008, management will strive to strengthen our excess capital position through active balance sheet management, while looking for opportunities which may present themselves due to the distressed market.

It was a challenging year for our industry. Throughout this period, our associates have stepped up their efforts to protect the interests of our shareholders and customers. I appreciate the continued dedication and loyalty exhibited by all of these stakeholders as we continue to navigate the Company through this difficult market.

George W. Haligowski,
Chairman of the Board, President & CEO



Chairman's Message



OPERATING PERFORMANCE
Dollars in Millions
$4000
$3500
$3000
$2500
$2000
$1500
$1000
$500
$0
$1,722
$1,818
$2,320
$3,051
$3,416
$3,551
2002
2003
2004
2005
2006
2007
Associate Count: 178 230 249 253 263 268

TOTAL ASSETS



OPERATING PERFORMANCE
Dollars in Millions, except per share amounts
$240
$200
$160
$120
$80
$40
$0
2002
2003
2004
2005
2006
2007
Book Value Per Share: $27.11 $31.30 $35.09 $37.85 $42.07 $44.22

BOOK VALUE



LENDING OPERATIONS
Dollars in Millions
$1800
$1600
$1400
$1200
$1000
$800
$600
$400
$200
$0
2002
2003
2004
2005
2006
2007
Total Loan Production: $667 $795 $1,017 $1,643 $1,587 $1,215
Loan Pool Purchases
Acquisition of Lewis Horwitz Organization
Acquisition of Asahi Bank of California
Annual Loan Production

ANNUAL LOAN PRODUCTION



Western Region
Eastern Region
Roseville
Sacramento
Walnut Creek
San Francisco
NV
UT
CO
KS
CA
IL
OH
TN
NC
SC
GA
TX
FL
NY
MA
NJ
MD
Boston
NYC
Red Bank
Baltimore
Columbia
Boynton Beach
La Jolla
San Diego
◆ Glendale
Century City
Encino
Woodland Hills
Beverly Hills
Costa Mesa
San Clemente
ICBancorp, Inc.
Loan Origination Offices
◆ Regional Offices

December 31 2007

Selected Financial Data

The following condensed consolidated statements of operations and financial condition and selected performance ratios as of December 31, 2007, 2006, 2005, 2004, and 2003 and for the years then ended have been derived from our audited consolidated financial statements. The information below is qualified in its entirety by the detailed information included elsewhere herein and should be read along with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data."

	For the years ended December 31,				
	2007	2006	2005	2004	2003
Condensed Consolidated Statements of Operations	*(in thousands, except per share amounts)*				
Total interest income	$ 251,271	$ 226,501	$ 178,158	$ 124,954	$ 115,977
Total interest expense	164,583	132,075	86,486	41,418	30,867
Net interest income before provision for loan losses	86,688	94,426	91,672	83,536	85,110
Provision for loan losses	11,077	5,000	10,250	4,725	7,760
Net interest income after provision for loan losses	75,611	89,426	81,422	78,811	77,350
Non-interest income(1)	3,133	2,772	6,574	14,508	15,240
Non-interest expense:					
Compensation and benefits	23,899	21,265	21,737	21,444	18,870
Occupancy and equipment	7,832	7,439	7,177	5,924	4,839
Other general and administrative expenses	19,633	17,743	17,344	14,666	13,006
Other real estate and other assets owned expense, net	1,125	369	193	712	1,212
Total non-interest expense	52,489	46,816	46,451	42,746	37,927
Income before provision for income taxes and minority interest in income of subsidiary	26,255	45,382	41,545	50,573	54,663
Minority interest in income of subsidiary(2)(3)	—	—	—	—	6,083
Income before provision for income taxes	26,255	45,382	41,545	50,573	48,580
Provision for income taxes	10,635	18,493	17,482	19,948	18,946
NET INCOME	$ 15,620	$ 26,889	$ 24,063	$ 30,625	$ 29,634
BASIC EARNINGS PER SHARE	$ 2.85	$ 4.83	$ 4.19	$ 5.04	$ 4.91
DILUTED EARNINGS PER SHARE	$ 2.81	$ 4.71	$ 4.04	$ 4.75	$ 4.55

	As of December 31,				
	2007	2006	2005	2004	2003
Condensed Consolidated Statements of Financial Condition	*(in thousands, except per share amounts)*				
Cash and cash equivalents	$ 8,944	$ 30,448	$ 93,747	$ 87,580	$ 178,318
Investment securities available-for-sale, at fair value	117,924	99,527	92,563	66,845	53,093
Investment securities held-to-maturity, at amortized cost	159,023	193,512	233,880	296,028	—
Stock in Federal Home Loan Bank	53,497	48,984	43,802	23,200	17,966
Loans, net	3,125,072	2,973,368	2,523,480	1,793,815	1,505,424
Interest receivable	20,841	20,753	16,287	10,695	8,958
Other real estate and other assets owned, net	19,396	6,729	3,960	—	7,048
Premises and equipment, net	8,550	7,851	6,718	6,645	5,766
Deferred income taxes	12,148	11,513	12,717	10,468	11,609
Goodwill	3,118	3,118	3,118	3,118	3,118
Other assets	22,706	19,707	20,924	19,677	26,915
Total Assets	$3,551,219	$3,415,510	$3,051,196	$2,318,071	$1,818,215
Deposit accounts	$2,181,858	$2,059,405	$1,735,428	$1,432,032	$1,147,017
Federal Home Loan Bank advances and other borrowings	1,021,235	1,010,000	992,557	584,224	378,003
Account payable and other liabilities	33,959	38,168	32,130	20,491	19,696
Junior subordinated debentures(3)	86,600	86,600	86,600	86,600	86,600
Shareholders' equity	227,567	221,337	204,481	194,724	186,899
Total Liabilities and Shareholders' Equity	$3,551,219	$3,415,510	$3,051,196	$2,318,071	$1,818,215
Book value per share	$ 44.22	$ 42.07	$ 37.85	$ 35.09	$ 31.30

(1) For 2004 and 2003, includes fee income earned in connection with the tax refund lending program pursuant to our strategic alliance with various subsidiaries of Household International, Inc. ("Household"), a wholly owned subsidiary of HSBC Holdings plc (NYSE-HBC). This program was terminated by Household in 2004 subsequent to the tax filing season.

(2) Represents distributions on our trust preferred securities.

(3) As a result of our adoption of FASB Interpretation No. 46 (revised) issued by the Financial Accounting Standards Board effective December 31, 2003, we de-consolidated the trusts which issued our trust preferred securities. The effect of this was to recognize investments in the trusts in other assets, to report the amount of junior subordinated debentures we issued to these trusts as a liability in our consolidated balance sheets and, beginning on the date of adoption, to recognize the interest expense on the junior subordinated debentures in our consolidated statements of income. Prior to the de-consolidation, we reported our trust preferred securities in the mezzanine section of our balance sheet as "guaranteed preferred beneficial interests in the Company's junior subordinated deferrable interest debentures" and recognized distributions paid to the holders of the trust preferred securities as "minority interest in income of subsidiary" in our consolidated statements of income.

Selected Performance Ratios

	As of and for the years ended December 31,				
	2007	2006	2005	2004	2003
Return on average assets	0.45%	0.86%	0.90%	1.47%	1.71%
Return on average shareholders' equity	6.88%	12.75%	12.12%	15.44%	16.88%
Net interest margin(1)	2.51%	3.06%	3.43%	4.12%	5.03%
Average interest earning assets to average interest bearing liabilities	107.74%	108.21%	109.32%	127.50%	135.03%
Efficiency ratio(2)	57.18%	47.79%	47.08%	42.87%	36.59%
Total general and administrative expense to average assets	1.47%	1.49%	1.73%	2.02%	2.29%
Average shareholders' equity to average assets	6.52%	6.78%	7.39%	9.51%	11.16%
Dividend payout ratio(3)	22.78%	12.74%	—	—	—
Nonperforming assets to total assets	1.62%	0.97%	0.92%	0.63%	0.86%
Allowance for loan losses to loans held for investment, net(4)	1.51%	1.53%	1.71%	1.94%	2.14%
Allowance for loan loss to nonaccrual loans	125.87%	175.40%	180.59%	242.17%	392.26%
Net charge-offs to average loans held for investment, net	0.30%	0.10%	0.09%	0.16%	0.52%

(1) Net interest margin represents net interest income divided by total average interest earning assets.

(2) Efficiency ratio represents general and administrative expenses divided by non-interest income and net interest income before provision for loan losses.

(3) Dividends declared per common share as a percentage of net income per diluted share.

(4) Loans held for investment, net, represent loans before allowance for loan losses.

The following table includes supplementary quarterly operating results and per share information for the past two years. The data presented should be read along with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and with "Item 8. Financial Statements and Supplementary Data" included elsewhere in this report.

Quarterly Operations (Unaudited)

	For the quarters ended			
	March 31	June 30	September 30	December 31
	(in thousands, except per share amounts)			
2007				
Interest income	$63,332	$62,983	$62,699	$62,257
Interest expense	39,343	41,166	42,021	42,053
Net interest income before provision for loan losses	23,989	21,817	20,678	20,204
Provision for loan losses	750	500	5,266	4,561
Non-interest income	716	843	949	625
General and administrative expense	12,421	11,903	13,255	13,785
Total real estate and other assets owned expense, net	163	195	199	568
Provision for income taxes	4,634	4,024	1,193	784
Net income	6,737	6,038	1,714	1,131
Basic earnings per share	$ 1.22	$ 1.10	$ 0.31	$ 0.21
Diluted earnings per share	$ 1.19	$ 1.08	$ 0.31	$ 0.21
2006				
Interest income	$51,428	$55,760	$59,130	$60,183
Interest expense	28,518	31,776	34,840	36,941
Net interest income before provision for loan losses	22,910	23,984	24,290	23,242
Provision for loan losses	750	1,500	1,500	1,250
Non-interest income	717	607	578	870
General and administrative expense	12,037	11,833	11,474	11,103
Total real estate owned expense, net	106	(177)	287	153
Provision for income taxes	4,402	4,689	4,759	4,643
Net income	6,332	6,746	6,848	6,963
Basic earnings per share	$ 1.13	$ 1.22	$ 1.24	$ 1.26
Diluted earnings per share	$ 1.10	$ 1.18	$ 1.20	$ 1.22

The following discussion and analysis reviews the financial condition and results of our consolidated operations, including our significant consolidated subsidiaries: Imperial Capital Bank and Imperial Capital Real Estate Investment Trust.

Application of Critical Accounting Policies and Accounting Estimates

The accounting and reporting policies followed by us conform, in all material respects, to accounting principles generally accepted in the United States and to general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While we base our estimates on historical experience, current information and other factors deemed to be relevant, actual results could differ from those estimates.

We consider accounting estimates to be critical to reported financial results if (i) the accounting estimate requires management to make assumptions about matters that are highly uncertain and (ii) different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on our financial statements. Accounting polices related to the allowance for loan losses are considered to be critical, as these policies involve considerable subjective judgment and estimation by management. We also consider our accounting polices related to other real estate and other assets owned to be critical due to the potential significance of these activities and the estimates involved. Critical accounting policies, and our procedures related to these policies, are described in detail below. Also see Note 1 — Organization and Summary of Significant Accounting Policies in the accompanying notes to the consolidated financial statements included elsewhere in this report.

Allowance for Loan Losses ("ALL"). Our management assesses the adequacy of the ALL prior to the end of each calendar quarter. This assessment includes procedures to estimate the allowance and test the adequacy and appropriateness of the resulting balance.

We establish the ALL amount separately for two different risk groups (1) individual loans (loans with specifically identifiable risks); and (2) homogeneous loans (groups of loan with similar characteristics). We base the allocation for individual loans primarily on risk rating grades assigned to each of these loans as a result of our loan management and review processes. We then assign each risk-rating grade a loss ratio, which is determined based on the experience of management and our independent loan review process. We estimate losses on impaired loans based on estimated cash flows discounted at the loan's original effective interest rate or based on the underlying collateral value. Based on historical loss experience, as well as management's experience with similar loans, we also assign loss ratios to groups of loans. These loss ratios are assigned to the various homogenous categories of the portfolio.

The level of the allowance also reflects management's continuing evaluation of geographic and credit concentrations, specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond our control, including the performance of our loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications.

We test the ALL balance by comparing the balance in the ALL to historical trends and peer information. Our management team then evaluates the result of the procedures performed, including the result of our testing, and concludes on the appropriateness of the balance of the ALL in its entirety. See the section captioned "Allowance for Loan Losses and Nonperforming Assets" elsewhere in this discussion for further details of the risk factors considered by management in estimating the necessary level of the allowance for loan losses.

Other Real Estate and Other Assets Owned. Properties and other assets acquired through foreclosure, or in lieu of foreclosure, are transferred to the other real estate and other owned portfolio and initially recorded at estimated fair value less the estimated costs to sell the property. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of cost or estimated fair value less the estimated costs of disposition. The fair value of other real estate and other owned is generally determined from appraisals obtained from independent appraisers.

Adoption and Pending Adoption of Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 155, "Accounting for Certain Hybrid Financial Instruments" — an amendment of SFAS Nos. 133 and 140. SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement was effective for us on January 1, 2007. The adoption of SFAS No. 155 did not have a material impact on our financial condition or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets". This statement amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires companies to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. The statement permits a company to choose either the amortized cost method or fair value measurement method for each class of separately recognized servicing assets. This statement was effective for us on January 1, 2007. The adoption of SFAS No. 156 did not have a material impact on our financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for us on January 1, 2008. The adoption of SFAS No. 157 did not have a material impact on our financial condition or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for us on January 1, 2008. The adoption of SFAS No. 159 did not have a material impact on our financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB Statement No. 51." SFAS No. 160 amends Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements," to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, SFAS No. 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS No. 160 is effective for the Company on January 1, 2009 and is not expected to have a significant impact on our financial condition or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 establishes a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition requirements. FIN 48 was effective for us on January 1, 2007. The adoption of FIN 48 did not have a material impact on our financial condition or results of operations.

Executive Summary

The following discussion and analysis is intended to identify the major factors that influenced our financial condition as of December 31, 2007 and 2006 and our results of operations for the years ended December 31, 2007, 2006 and 2005. Our primary business involves the acceptance of customer deposits and the origination and purchase of loans secured by income producing real estate and, to a lesser extent, the origination of entertainment finance loans.

Consolidated net income in 2007 was $15.6 million, or $2.81 per diluted share, compared to $26.9 million, or $4.71 per diluted share in 2006 and $24.1 million, or $4.04 per diluted share in 2005. The decrease in net income in 2007 was primarily due to a decrease in net interest income before provision for loan losses, which decreased 8.2% to $86.7 million during the year ended December 31, 2007, compared to $94.4 million for the prior year. This decrease was primarily due to the decline in the yield earned on our loan portfolio, as higher yielding loans have paid-off and were replaced by loan production that was originated at lower spreads over our cost of funds due to competitive pricing pressures. Net interest income was further negatively impacted by the increase in our cost of funds as deposits and all other interest bearing liabilities repriced to higher market interest rates, partially offset by the growth in the average balance of our loan portfolio. Net income was further impacted by a $6.1 million increase in the provision for loan losses recorded during 2007 compared to the prior year. The provision recorded during 2007 reflected an $11.7 million net increase in our non-performing loans during the year. As a percentage of our total loan portfolio, the amount of non-performing loans was 1.20% and 0.88% at December 31, 2007 and 2006, respectively. With the housing and secondary mortgage markets continuing to deteriorate and showing no signs of stabilizing in the near future, we continue to aggressively monitor our real estate loan portfolio, including our commercial and residential construction loan portfolio. Our construction and land loan portfolio at December 31, 2007 totaled $421.1 million, of which $253.1 million were residential and condominium construction loans, representing 8.0% of our total loan portfolio. At December 31, 2007, we had $8.8 million of non-performing lending relationships within our construction loan portfolio, consisting of two condominium construction projects located in Corona, California and Portland, Oregon. Net income was also impacted by a $5.7 million increase in non-interest expense incurred during the year as compared to the prior year. The increase related to the additional costs incurred in connection with operating the national expansion of our small balance multi-family lending platform, as well as increased marketing costs.

Total loan production, including the unfunded portion of loans, was $1.2 billion for the year ended December 31, 2007, as compared to $1.6 billion, for each of the years ended December 31, 2006 and 2005. Loan production in 2007 consisted of the origination of $721.5 million of commercial real estate loans, $331.9 million of small balance multi-family real estate loans and $114.4 million of entertainment finance loans, and the acquisition of $47.3 million of commercial and multi-family real estate loans by our wholesale loan operations. Total loan production declined in 2007 due to a reduction in wholesale loan acquisitions primarily related to a lack of loan pools being offered to us that met our pricing and credit requirements.

Our average total assets increased approximately 11.9% during 2007 to $3.5 billion. Average cash and investment securities totaled $356.6 million in 2007 compared to $419.8 million in 2006, a decrease of $63.2 million, or 15.0%. Average loans receivable totaled $3.1 billion in 2007 compared to $2.7 billion in 2006, an increase of $432.4 million, or 16.2%. Average interest bearing deposit accounts totaled $2.1 billion in 2007 compared to $1.8 billion in 2006, an increase of $270.6 million, or 14.7%. FHLB advances and other borrowings averaged $1.0 billion in 2007, compared to $926.9 million in 2006, an increase of $84.5 million, or 9.1%.

The allowance for loan losses as a percentage of our total loans was 1.5% at December 31, 2007 and 2006. During the year ended December 31, 2007, we had net charge-offs of $9.3 million, compared to $2.8 million during the prior year.

At December 31, 2007, shareholders' equity totaled $227.6 million, or 6.4% of total assets. During 2007, we increased our regular quarterly cash dividend from $0.15 to $0.16 per share. During the year, we declared total dividends of $0.64 per share, or approximately $3.5 million in total. For the year ended December 31, 2007, we repurchased 187,475 shares at an average price of $47.42 per share. Since beginning share repurchases in April 1997, a total of 3.7 million shares have been repurchased, returning approximately $110.0 million of capital to our shareholders at an average price of $29.59 per share. Through our stock repurchase program, all of our contributed capital has been returned to shareholders. ICB's book value per share of common stock was $44.22 as of December 31, 2007, an increase of 5.1% from $42.07 per share as of December 31, 2006.

Results of Operations

The following table presents, for the periods indicated, our condensed average balance sheet information, together with interest income and yields earned on average interest earning assets and interest expense and rates paid on average interest bearing liabilities. Average balances are computed using daily average balances. Nonaccrual loans are included in loans receivable.

	Years Ended December 31,								
	2007			2006			2005		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
				(dollars in thousands)					
Assets									
Cash and investment securities	$ 356,608	$ 17,522	4.91%	$ 419,762	$ 19,181	4.57%	$ 432,774	$ 18,438	4.26%
Real estate loans(1)	3,011,179	222,607	7.39%	2,588,452	200,322	7.74%	2,016,691	141,061	6.99%
Franchise loans(1)	4,476	1,503	33.58%	11,578	475	4.10%	121,768	9,972	8.19%
Entertainment finance loans(1)	73,947	8,587	11.61%	59,262	5,620	9.48%	89,420	7,724	8.64%
Commercial and other loans(1)	11,053	1,052	9.52%	8,962	903	10.08%	11,382	963	8.46%
Total loans receivable	3,100,655	233,749	7.54%	2,668,254	207,320	7.77%	2,239,261	159,720	7.13%
Total interest earning assets	3,457,263	$251,271	7.27%	3,088,016	$226,501	7.33%	2,672,035	$178,158	6.67%
Non-interest earning assets	70,491			70,936			51,549		
Allowance for loan losses	(45,265)			(46,366)			(37,978)		
Total assets	$3,482,489			$3,112,586			$2,685,606		
Liabilities and Shareholders' Equity									
Interest bearing demand accounts	$ 25,381	$ 922	3.63%	$ 29,047	$ 836	2.88%	$ 51,684	$ 1,236	2.39%
Money market and passbook accounts	238,231	11,779	4.94%	207,962	9,379	4.51%	177,213	5,308	3.00%
Time certificates	1,847,220	97,410	5.27%	1,603,210	74,941	4.67%	1,421,415	47,263	3.33%
Total interest bearing deposit accounts	2,110,832	110,111	5.22%	1,840,219	85,156	4.63%	1,650,312	53,807	3.26%
FHLB advances and other borrowings	1,011,461	46,134	4.56%	926,916	38,722	4.18%	707,391	25,508	3.61%
Junior subordinated debentures	86,600	8,338	9.63%	86,600	8,197	9.47%	86,600	7,171	8.28%
Total interest bearing liabilities	3,208,893	$164,583	5.13%	2,853,735	$132,075	4.63%	2,444,303	$ 86,486	3.54%
Non-interest bearing demand accounts	10,657			12,738			27,671		
Other non-interest bearing liabilities	35,988			35,173			15,086		
Shareholders' equity	226,951			210,940			198,546		
Total liabilities and shareholders' equity	$3,482,489			$3,112,586			$2,685,606		
Net interest spread(2)			2.14%			2.70%			3.13%
Net interest income before provisions for loan losses		$ 86,688			$ 94,426			$ 91,672	
Net interest margin(3)			2.51%			3.06%			3.43%

(1) Before allowance for loan losses and net of deferred loan fees and costs. Net loan fee accretion of $2.4 million, $2.8 million and $2.9 million was included in net interest income for 2007, 2006 and 2005, respectively.

(2) Average yield on interest earning assets minus average rate paid on interest bearing liabilities.

(3) Net interest income divided by total average interest earning assets.

Our primary source of revenue is net interest income. Our net interest income is affected by (a) the difference between the yields earned on interest earning assets, including loans and investments, and the interest rates paid on interest bearing liabilities, including deposits and borrowings, which is referred to as "net interest spread", and (b) the relative amounts of interest earning assets and interest bearing liabilities. As of December 31, 2007, 2006 and 2005, our ratio of average interest earning assets to average interest bearing liabilities was 107.7%, 108.2% and 109.3%, respectively.

The following table sets forth a summary of the changes in interest income and interest expense resulting from changes in average interest earning asset and interest bearing liability balances and changes in average interest rates. The change in interest due to both volume and rate has been allocated to change due to volume and rate in proportion to the relationship of the absolute dollar amounts of each.

	2007 vs. 2006			2006 vs. 2005		
	Increase (Decrease) Due to:			Increase (Decrease) Due to:		
	Volume	Rate	Total	Volume	Rate	Total
	(in thousands)					
Interest and fees earned on:						
Loans, net	$32,725	$ (6,296)	$26,429	$32,413	$ 15,187	$47,600
Cash and investment securities	(3,020)	1,361	(1,659)	(567)	1,310	743
Total increase (decrease) in interest income	29,705	(4,935)	24,770	31,846	16,497	48,343
Interest paid on:						
Deposit accounts	13,370	11,585	24,955	6,739	24,610	31,349
FHLB advances and other borrowings	3,712	3,700	7,412	8,758	4,456	13,214
Junior subordinated debentures	—	141	141	—	1,026	1,026
Total increase in interest expense	17,082	15,426	32,508	15,497	30,092	45,589
Increase (decrease) in net interest income	$12,623	$(20,361)	$ (7,738)	$16,349	$(13,595)	$ 2,754

2007 Compared to 2006

Net Interest Income

Net interest income before provision for loan losses decreased to $86.7 million for the year ended December 31, 2007, compared to $94.4 million for the prior year, a decrease of 8.2%. This decrease was primarily due to the growth in the average balance of our interest bearing deposits and the increase in our cost of funds as deposits and all other interest bearing liabilities repriced to higher market interest rates. Net interest income was further negatively impacted by the decline in the yield earned on our real estate loan portfolio, as higher yielding loans have paid-off and were replaced by loan production that was originated at lower spreads over our cost of funds due to competitive pricing pressures partially offset by the growth in the average balance of our loan portfolio.

The average yield on our total loan portfolio was 7.54% in 2007 compared to 7.77% in 2006. The average yield on our real estate loan portfolio was 7.39% in 2007 compared to 7.74% in 2006. A significant portion of our loan portfolio is comprised of adjustable rate loans indexed to either six month LIBOR or the Prime Rate, most with interest rate floors and caps below and above which the loan's contractual interest rate may not adjust. Approximately 49.3% of our loan portfolio was comprised of adjustable rate loans at December 31, 2007, and approximately 46.5% of the loan portfolio was comprised of hybrid loans, which after an initial fixed rate period of three or five years, will convert to an adjustable interest rate for the remaining term of the loan. As of December 31, 2007, our hybrid loans had a weighted average of 2.3 years remaining until conversion to an adjustable rate loan. Our adjustable rate loans generally reprice on a quarterly or semi-annual basis with increases generally limited to maximum adjustments of 2% per year up to 5% for the life of the loan. At December 31, 2007, approximately $2.7 billion, or 85.0%, of our adjustable and hybrid loan portfolio contained interest rate floors, below which the loans' contractual interest rate may not adjust. The inability of our loans to adjust downward can contribute to increased income in periods of declining interest rates, and also assists us in our efforts to limit the risks to earnings resulting from changes in interest rates, subject to the risk that borrowers may refinance these loans during periods of declining interest rates. At December 31, 2007, the weighted average floor interest rate of these loans was 7.31%. At that date, approximately $251.9 million, or 7.9%, of these loans were at the floor interest rate. At December 31, 2007, 42.0% of the adjustable rate loans outstanding had a lifetime interest rate cap. The weighted-average lifetime interest rate cap on our adjustable rate loan portfolio was 11.80% at that date. At December 31, 2007, none of the loans in our adjustable rate loan portfolio were at their cap rate.

Interest expense on interest bearing liabilities increased $32.5 million, or 24.6%, to $164.6 million in 2007 compared to $132.1 million in 2006. The increase was primarily due to an increase in interest expense on deposits and FHLB advances and other borrowings. Interest expense from deposit accounts increased $24.9 million, or 29.3%, to $110.1 million in 2007 compared to $85.2 million in 2006 due to the growth in interest bearing deposits during 2007 and the increase in the average rate paid on deposits as a result of higher market interest rates as compared to the prior year. The average rate paid on deposits was 5.22% in 2007 compared to 4.63% in 2006.

Interest expense on FHLB advances and other borrowings increased $7.4 million, or 19.1%, to $46.1 million in 2007 compared to $38.7 million in 2006. This increase was caused by additional borrowings utilized to finance lending activities during the year, as well as an increase in the average rate paid as matured borrowings were replaced with new borrowings at higher market interest rates. The average balance of FHLB advances and other borrowings increased $84.5 million, or 9.1%, to $1.0 billion in 2007 compared to $926.9 million in 2006. The rate paid on FHLB advances and other borrowings was 4.56% in 2007 as compared to 4.18% in 2006.

Provision for Loan Losses

The provision for loan losses was $11.1 million for the year ended December 31, 2007, compared to $5.0 million for the prior year. These provisions for loan losses were recorded to provide reserves adequate to support known and inherent losses in our loan portfolio and for specific reserves as of December 31, 2007 and 2006, respectively. The increase in provision for loan losses during the year was primarily due to the net increase in our non-performing loans. Non-performing loans as of December 31, 2007 were $38.0 million, compared to $26.3 million at December 31, 2006. The increase in non-performing loans during the year ended December 31, 2007 consisted of the addition of $85.3 million of non-performing loans, partially offset by paydowns received of $27.0 million, charge-offs of $10.9 million and loan upgrades of $17.8 million from non-performing to performing status. Non-performing loans were also impacted by the foreclosure and transfer of $17.9 million of non-performing loans to other real estate and other assets owned during the year. As of December 31, 2007 as compared to December 31, 2006, the net increase in non-performing loans primarily consisted of $8.8 million of construction real estate loans consisting of two condominium construction projects located in Corona, California and Portland, Oregon and $15.0 million of commercial and multi-family loans, partially offset by decreases of $4.5 million of franchise loans and $7.6 million of entertainment finance loans. As a percentage of our total loan portfolio, the amount of non-performing loans was 1.20% and 0.88% at December 31, 2007 and 2006, respectively. See also "Credit Risk Elements — Allowance for Loan Losses and Nonperforming Assets".

Non-interest Income

Non-interest income was $3.1 million for the year ended December 31, 2007, compared to $2.8 million for the prior year. Non-interest income primarily consisted of late fees and other related fee income earned on customer accounts.

Non-interest Expense

General and Administrative Expense

General and administrative expenses increased to $51.4 million for the year ended December 31, 2007, compared to $46.4 million for the prior year. Our efficiency ratio (defined as general and administrative expenses as percentage of net revenue) was 57.2% for the year ended December 31, 2007, compared to 47.8% for the same period last year. Full time equivalent associates averaged 271 in 2007 compared to 259 in 2006. The increase related to the additional costs incurred in connection with operating the national expansion of our small balance multi-family lending platform, as well as increased marketing.

Income Taxes

Provision for income taxes decreased to $10.6 million in 2007 compared to $18.5 million in 2006. The decrease in provision for income taxes was primarily due to the decrease in taxable income earned in 2007. The effective tax rate was 40.51% and 40.75%, respectively, for 2007 and 2006.

At December 31, 2007, we had a net deferred tax asset of $12.1 million. The deferred tax asset related primarily to loan loss provisions recognized on our financial statements that have not yet been recognized on our income tax returns. During 2007 and 2006, we had no deferred tax assets relating to net operating loss carryforward deductions. The deferred tax assets were considered fully realizable. Accordingly, no valuation allowance on the deferred tax assets was established in 2007 and 2006.

2006 Compared to 2005

Net Interest Income

Net interest income before provision for loan losses increased to $94.4 million for the year ended December 31, 2006, compared to $91.7 million for 2005, an increase of 3.0%. The increase was primarily caused by an increase in interest income, attributable to the significant growth in the average balance of our loan portfolio and adjustable rate loans repricing to higher market interest rates. The increase in interest income was partially offset by additional interest expense incurred due to the likewise significant growth in the average balance of our interest bearing liabilities as compared to 2005, deposits and other interest bearing liabilities repricing to higher market interest rates, and the addition of new borrowings.

The average yield on our total loan portfolio was 7.77% in 2006 compared to 7.13% in 2005. The average yield on our real estate loan portfolio was 7.74% in 2006 compared to 6.99% in 2005. Our adjustable rate mortgages are primarily indexed to either six month LIBOR or the Prime Rate with interest rate floors, below which the loan's contractual interest rate may not adjust.

Approximately 51.3% of our loan portfolio was comprised of adjustable rate loans at December 31, 2006, and approximately 45.5% of the loan portfolio was comprised of hybrid loans, which, after an initial fixed rate period of three or five years, will convert to an adjustable interest rate for the remaining term of the loan. Our adjustable rate loans generally re-price on a quarterly or semi-annual basis with increases generally limited to maximum adjustments of 2% per year up to 5% for the life of the loan. As of December 31, 2006, approximately $2.7 billion, or 90.5% of our adjustable rate loan portfolio contained interest rate floors, below which the loans' contractual interest rate may not adjust. The inability of our loans to adjust downward can contribute to increased income in periods of declining interest rates, and also assists us in our efforts to limit the risks to earnings resulting from changes in interest rates, subject to the risk that borrowers may refinance these loans during periods of declining interest rates. At December 31, 2006, the weighted average floor interest rate of our adjustable rate loan portfolio was 6.03%. At that date, approximately $95.0 million or 3.2% of our adjustable rate loan portfolio was at the floor interest rate. At December 31, 2006, 52.0% of the adjustable rate loans outstanding had a lifetime interest rate cap. The weighted-average lifetime interest rate cap on our adjustable rate loan portfolio was 11.60%. At December 31, 2006, none of the loans in our adjustable rate loan portfolio were at the cap rate.

Interest expense on interest bearing liabilities increased $45.6 million, or 52.7%, to $132.1 million in 2006 compared to $86.5 million in 2005. The increase was primarily due to an increase in interest expense on deposits and FHLB advances and other borrowings. Interest expense from deposit accounts increased $31.3 million, or 58.3%, to $85.2 million in 2006 compared to $53.8 million in 2005 due to the growth in interest bearing deposits during 2006 and the increase in the average rate paid on deposits as a result of higher market interest rates as compared to the prior year. The average rate paid on deposits was 4.63% in 2006 compared to 3.26% in 2005.

Interest expense on FHLB advances and other borrowings increased $13.2 million, or 51.8%, to $38.7 million in 2006 compared to $25.5 million in 2005. This increase was primarily caused by additional borrowings utilized to finance lending activities during the year. The average balance of FHLB advances and other borrowings increased $219.5 million, or 31.0%, to $926.9 million in 2006 compared to $707.4 million in 2005. The increase was further caused by an increase in the rate paid on FHLB advances and other borrowings, which was 4.18% in 2006 as compared to 3.61% in 2005.

Provision for Loan Losses

The provision for loan losses was $5.0 million for the year ended December 31, 2006, compared to $10.3 million for 2005. These provisions for loan losses were recorded to provide reserves adequate to support known and inherent losses in our loan portfolio and for specific reserves as of December 31, 2006 and 2005, respectively. The provision recorded during 2005 reflected the impact of a $29.3 million increase in our other loans of concern, a $9.6 million increase in non-performing loans during the year and a 40.3% increase in our loan portfolio. Despite the significant continued growth in the size of our overall loan portfolio during 2006, the level of other loans of concern and non-performing loans remained relatively flat in 2006 compared to the prior year. Other loans of concern were $67.0 million and $66.4 million, respectively, at December 31, 2006 and 2005. Non-performing loans totaled $26.3 million and $24.3 million, respectively, at December 31, 2006 and 2005. As a percentage of our total loan portfolio, the amount of other loans of concern and non-performing loans decreased to 2.22% and 0.88%, respectively, at December 31, 2006, compared to 2.32% and 0.95%, respectively, at December 31, 2005.

Non-interest Income

Non-interest income was $2.8 million for the year ended December 31, 2006, compared to $6.6 million for 2005. In 2005, we recorded a $4.9 million gain in connection with the sale of substantially all of our franchise loan portfolio. There were no comparable loan sales in 2006.

Non-interest Expense

General and Administrative Expense

General and administrative expenses increased to $46.4 million for the year ended December 31, 2006, compared to $46.3 million for 2005. Our efficiency ratio (defined as general and administrative expenses as percentage of net revenue) was 47.8% for the year ended December 31, 2006, compared to 47.1% for 2005. Full time equivalent associates averaged 259 in 2006 compared to 244 in 2005.

Income Taxes

Provision for income taxes increased to $18.5 million in 2006 compared to $17.5 million in 2005. The increase in provision for income taxes was due to the increase in taxable income earned in 2006, partially offset by a decline in our effective tax rate. The effective tax rate was 40.75% and 42.08%, respectively, for 2006 and 2005.

At December 31, 2006, we had a net deferred tax asset of $11.5 million. The deferred tax asset related primarily to loan loss provisions recognized on our financial statements that have not yet been recognized on our income tax returns. During 2006 and 2005, we had no deferred tax assets relating to net operating loss carryforward deductions. The deferred tax assets were considered fully realizable. Accordingly, no valuation allowance on the deferred tax assets was established in 2006 and 2005.

Financial Condition

At December 31, 2007 Compared with December 31, 2006

Total assets increased by $135.7 million, or 4.0%, to $3.6 billion at December 31, 2007 compared to $3.4 billion at December 31, 2006. The increase in total assets was primarily due to a $153.4 million increase in our loan portfolio, an $18.4 million increase in investment securities available-for-sale and a $12.7 million increase in other real estate and other assets owned, partially offset by a $34.5 million decline in investment securities held-to-maturity and a $21.5 million decrease in cash and cash equivalents. The increase in the loan portfolio was primarily due to our loan production, partially offset by loan repayments, as well as loan prepayments, received during the year. In addition, our other real estate and other assets owned increased by $12.7 million during the current year to $19.4 million. At December 31, 2007, we owned 19 properties, consisting of $2.8 million of commercial real estate, $9.5 million of multi-family real estate, $2.0 million of condominium conversion construction and $5.1 million of entertainment finance assets. The growth in assets was primarily funded by the increase in deposits of $122.5 million and an increase in FHLB advances and other borrowings of $11.2 million. The increase in shareholders' equity was primarily due to the retention of net income and a $2.9 million increase in contributed capital, which was primarily related to the exercise of stock options, partially offset by treasury stock purchases of $9.1 million and cash dividends of $3.5 million.

At December 31, 2006 Compared with December 31, 2005

Total assets increased by $364.3 million, or 11.9%, to $3.4 billion at December 31, 2006 compared to $3.1 billion at December 31, 2005. The increase in total assets was primarily due to a $452.1 million increase in our loan portfolio, partially offset by a $63.3 million decrease in cash and cash equivalents and a $40.4 million decline in investment securities held-to-maturity. The increase in the loan portfolio was primarily due to our significant loan production, partially offset by loan repayments, as well as loan prepayments, received during the year. The growth in assets was primarily funded by the increase in deposits of $324.0 million and an increase in FHLB advances and other borrowings of $17.4 million. The increase in shareholders' equity was primarily due to the retention of net income and a $3.7 million increase in contributed capital, which was primarily related to the exercise of stock options, partially offset by treasury stock purchases of $11.3 million and cash dividends of $3.2 million.

Loans Receivable, Net

The following table shows the comparison of our loan portfolio by major categories as of the dates indicated.

	December 31,				
	2007	2006	2005	2004	2003
	(in thousands)				
Real estate loans	$2,627,801	$2,524,182	$2,144,403	$1,386,042	$1,195,150
Construction and land loans	421,110	370,473	312,901	185,138	131,119
Total real estate loans	3,048,911	2,894,655	2,457,304	1,571,180	1,326,269
Entertainment finance loans	76,342	74,204	66,514	99,729	98,630
Franchise loans	2,718	9,334	13,705	137,477	102,128
Commercial and other loans	14,631	9,346	7,264	11,931	6,869
	3,142,602	2,987,539	2,544,787	1,820,317	1,533,896
Unamortized premium	13,776	18,138	14,582	6,346	5,429
Deferred loan origination costs (fees), net	16,477	13,740	7,928	2,635	(500)
	3,172,855	3,019,417	2,567,297	1,829,298	1,538,825
Allowance for loan losses	(47,783)	(46,049)	(43,817)	(35,483)	(33,401)
	$3,125,072	$2,973,368	$2,523,480	$1,793,815	$1,505,424

The contractual maturities of our loan portfolio at December 31, 2007 are as follows:

	Loans Maturing in			
	Less Than One Year	Between One and Five Years	Greater Than Five Years	Total
	(dollars in thousands)			
Real estate loans	$118,100	$220,965	$2,288,736	$2,627,801
Construction and land loans	276,662	144,448	—	421,110
Entertainment finance loans	50,804	25,538	—	76,342
Franchise loans	—	289	2,429	2,718
Commercial and other loans	13,387	1,244	—	14,631
	$458,953	$392,484	$2,291,165	$3,142,602
Loans with fixed interest rates	$ 9,667	$ 44,278	$ 25,099	$ 79,044
Loans with adjustable interest rates	449,286	348,206	2,266,066	3,063,558
	$458,953	$392,484	$2,291,165	$3,142,602
Percentage with adjustable interest rates	97.9%	88.7%	98.9%	97.5%

The table above should not be regarded as a forecast of future cash collections because a substantial portion of loans may be renewed or repaid prior to contractual maturity and have adjustable interest rates. Included within loans with adjustable interest rates are hybrid adjustable loans, which typically reprice after an initial fixed period of three to five years.

The following table sets forth certain information regarding the real property collateral securing our real estate loan portfolio as of December 31, 2007.

	Number of Loans	Gross Loan Amount	Percent of Total	Range of Principal Balance Min	Range of Principal Balance Max	Range of Principal Balance Average	Non-Accrual Loans
	(dollars in thousands)						
Income Producing Property Loans:							
Multi-family (5 or more units)	2,689	$1,999,545	65.58%	$ 3	$15,953	$ 744	$19,439
Retail	140	187,792	6.16%	3	15,472	1,341	954
Office	88	122,715	4.02%	9	13,427	1,394	—
Hotel	12	30,113	0.99%	51	6,755	2,509	—
Industrial/warehouse	51	67,316	2.21%	69	7,000	1,320	—
Mixed-use	87	93,310	3.06%	7	12,302	1,073	1,138
Mobile home parks	38	32,729	1.07%	217	4,056	861	385
Assisted living	5	22,697	0.75%	1,276	7,051	4,539	—
Storage	10	30,860	1.01%	682	5,950	3,086	—
Other	35	25,350	0.83%	1	10,069	724	6,847
Total income producing	3,155	2,612,427	85.68%				28,763
Construction and Land:							
Construction	88	359,977	11.81%	19	22,137	4,498	8,804
Land	14	61,133	2.00%	368	17,075	4,202	—
Total construction and land	102	421,110	13.81%				8,804
Single-family mortgages:							
Single-family (1-4 units)	40	15,374	0.51%	6	925	384	382
	3,297	$3,048,911	100.00%				$37,949

The following table sets forth the location of the collateral for our real estate loan portfolios as of December 31, 2007.

	Number of Loans	Gross Loan Amount	Percent of Total
	(dollars in thousands)		
Southern California:			
Los Angeles County	687	$ 584,709	19.18%
Riverside County	38	92,230	3.03%
Orange County	49	74,686	2.45%
San Diego County	63	60,516	1.98%
San Bernardino County	46	40,047	1.31%
All other Southern California Counties	5	4,135	0.14%
Total Southern California	888	856,323	28.09%
Northern California:			
San Francisco County	61	80,242	2.63%
Alameda County	92	79,924	2.62%
Contra Costa County	40	50,748	1.66%
Fresno County	53	40,169	1.32%
Santa Clara County	39	33,462	1.10%
Kern County	33	23,663	0.78%
San Mateo County	17	22,198	0.73%
San Joaquin	31	21,526	0.71%
Monterey	5	17,180	0.56%
Sacramento	24	17,142	0.56%
San Luis Obispo	5	12,096	0.40%
All other Northern California Counties	82	79,804	2.61%
Total Northern California	482	478,154	15.68%
Outside California:			
Texas	280	338,812	11.11%
Arizona	166	170,435	5.59%
New York	152	134,675	4.42%
Florida	110	131,816	4.32%
Georgia	66	103,642	3.40%
Ohio	101	77,805	2.55%
Massachusetts	120	61,280	2.01%
Nevada	66	55,839	1.83%
Tennessee	43	46,094	1.51%
Colorado	59	42,605	1.40%
Oklahoma	42	40,181	1.32%
Connecticut	101	37,864	1.24%
New Hampshire	59	34,964	1.15%
North Carolina	32	29,778	0.98%
New Jersey	56	29,539	0.97%
Oregon	46	29,185	0.96%
Idaho	14	25,928	0.85%
Michigan	23	25,191	0.83%
Pennsylvania	36	25,121	0.82%
Washington	33	24,648	0.81%
Utah	23	23,189	0.76%
New Mexico	31	20,611	0.68%
Mississippi	12	20,183	0.66%
Arkansas	19	19,707	0.65%
Illinois	21	18,429	0.60%
Other U.S. states	216	146,913	4.81%
Total Outside California	1,927	1,714,434	56.23%
	3,297	$3,048,911	100.00%

Although we generally seek to limit risks associated with our portfolio of real estate and construction loans by limiting the geographic concentration and by varying the types of underlying collateral, significant concentration risks still remain. Concentrations of loans in certain geographic regions, for example, cause our risk associated with these loans to be closely associated with the general economic and social environment of the region. Localized economic and competitive conditions, natural disasters, possible terrorist activities or social conditions all may affect the values of collateral located within a particular geographic area. In addition, certain types of properties may be more or less subject to changes in prevailing economic, competitive or social conditions.

The following table sets forth certain information with respect to our loan originations and purchases.

	As of and for the Years Ended December 31,		
	2007	**2006**	**2005**
	(dollars in thousands)		
Gross real estate loans originated	$1,052,138	$ 960,187	$ 846,685
Gross entertainment finance loans originated	114,354	102,703	68,687
Gross franchise loans originated	—	—	2,352
Gross commercial and other loans originated(1)	1,240	26,662	1,863
Gross real estate loans purchased	47,343	497,785	723,822
Total loan production	$1,215,075	$1,587,337	$1,643,409
Gross loans at end of period	$3,142,602	$2,987,539	$2,544,787
Gross loans weighted-average portfolio yield	7.54%	7.68%	7.13%
Average size of loans retained in the Company's portfolio	$ 1,184	$ 1,110	$ 803

(1) Includes $25.4 million of commercial real estate participation loans acquired during 2006.

Investment Securities

At December 31, 2007, our investment securities totaled $276.9 million, or 7.8% of our total assets. Our investment securities, including the mortgage-backed securities portfolio, are managed in accordance with a written investment policy adopted by the Board of Directors. It is our general policy to primarily purchase U.S. Government securities and federal agency obligations and other investment grade securities. At December 31, 2007, our mortgage-backed securities and collateralized mortgage obligations portfolios consisted of investment grade securities. Our investment securities portfolio at December 31, 2007, contained neither securities of any issuer nor tax-exempt securities with an aggregate book value in excess of 10% of stockholders' equity, excluding those issued by United States agencies including Fannie Mae, Freddie Mac and the Federal Home Loan Bank. See "Item 8. Financial Statements and Supplementary Data-Notes to Consolidated Financial Statements-Note 2".

The following table shows the amortized cost and approximate fair value of investment securities at the dates indicated.

	December 31,					
	2007		**2006**		**2005**	
	Amortized Cost	**Fair Value**	**Amortized Cost**	**Fair Value**	**Amortized Cost**	**Fair Value**
	(in thousands)					
Investment securities available-for-sale						
U.S. agency securities	$ 9,997	$ 9,986	$ 62,554	$ 62,184	$ 89,897	$ 88,829
Collateralized mortgage obligations	83,260	84,264	34,991	35,127	—	—
Mortgage-backed securities	4,453	4,489	—	—	—	—
Corporate bonds	13,437	12,582	—	—	—	—
Residual interest in securitized loans	1,318	1,318	1,911	2,039	3,257	3,570
Equity securities	5,013	5,285	13	177	16	164
Total investment securities available-for-sale	$117,478	$117,924	$ 99,469	$ 99,527	$ 93,170	$ 92,563
Investment securities held-to-maturity						
Mortgage-backed securities	$159,023	$158,509	$193,512	$190,475	$233,880	$229,025

The following table indicates the composition of the investment security portfolio assuming these securities are held-to-maturity based on the final maturity of each investment as of December 31, 2007. Mortgage-backed securities and collateralized mortgage obligations are included in maturity categories based on their stated maturity date. Expected maturities may differ from contractual maturities because issuers may have the right to prepay obligations. Equity securities classified as available-for-sale have no maturity and are included in the due in one year or less column.

	Due in One Year or Less		Due after One Year through Five Years		Due after Five Years through Ten Years		Due after Ten Years	
	Balance	Weighted Average Yield	Balance	Weighted Average Yield	Balance	Weighted Average Yield	Balance	Weighted Average Yield
	(dollars in thousands)							
Investment securities available-for-sale								
U.S. agency securities	$ 9,986	4.60%	$ —	—	$ —	—	$ —	—
Collateralized mortgage obligations	—	—	—	—	22,494	5.53%	61,770	5.43%
Mortgage-backed securities	—	—	—	—	—	—	4,489	5.17%
Corporate bonds	—	—	—	—	—	—	12,582	6.27%
Residual interest in securitized loans	—	—	1,318	—	—	—	—	—
Equity securities	185	—	—	—	—	—	5,100	7.63%
Total investment securities available-for-sale	$10,171		$1,318		$22,494		$ 83,941	
Investment securities held-to-maturity								
Mortgage-backed securities	$ —	—	$ —	—	$ —	—	$159,023	4.24%

Liquidity and Deposit Accounts

Liquidity refers to our ability to maintain cash flow adequate to fund operations and meet obligations and other commitments on a timely basis, including the payment of maturing deposits and the origination or purchase of new loans. We maintain a cash and investment securities portfolio designed to satisfy operating and regulatory liquidity requirements while preserving capital and maximizing yield. In addition, the Bank's liquidity position is supported by a credit facility with the FHLB of San Francisco. As of December 31, 2007, the Bank had remaining available borrowing capacity under this credit facility of $415.6 million, net of the $13.2 million of additional FHLB stock that we would be required to purchase to support those additional borrowings. As of December 31, 2007, we had an available borrowing capacity under the Federal Reserve Bank of San Francisco credit facility of $178.5 million. We also had available $131.0 million of uncommitted, unsecured lines of credit with four unaffiliated financial institutions, and a $37.5 million revolving credit facility with an unaffiliated financial institution.

Total deposit accounts increased approximately $122.5 million to $2.2 billion at December 31, 2007 from $2.1 billion at December 31, 2006. The increase in deposits in 2007 was primarily related to an increase in time certificate of deposits of $85.4 million and an increase in money market and passbook accounts of $41.4 million, partially offset by a decrease in demand deposit accounts of $4.4 million. Brokered deposits totaled $379.4 million and $332.8 million at December 31, 2007 and 2006, respectively. Total deposit accounts increased approximately $324.0 million to $2.1 billion at December 31, 2006 from $1.7 billion at December 31, 2005. In both 2007 and 2006, the funds provided from deposits were used primarily to fund the growth in our loan portfolio. Although we compete for deposits primarily on the basis of rates, based on our historical experience regarding retention of deposits, management believes that a significant portion of deposits will remain with us upon maturity on an ongoing basis.

The following table sets forth information regarding deposits outstanding at the dates indicated.

	December 31, 2007	December 31, 2006	December 31, 2005
	(in thousands)		
Non-interest demand accounts	$ 16,819	$ 23,171	$ 13,660
Interest demand accounts	26,518	24,523	38,197
Money market and passbook accounts	251,660	210,236	186,453
Time certificates under $100,000	784,697	784,732	763,701
Time certificates $100,000 and over	1,102,164	1,016,743	733,417
	$2,181,858	$2,059,405	$1,735,428

The following table sets forth the maturities of certificates of deposit $100,000 and over at December 31, 2007 (in thousands):

Certificates of deposit $100,000 and over:	
Maturing within three months	$ 459,329
After three but within six months	238,279
After six but within twelve months	203,267
After twelve months	201,289
	$1,102,164

Off-Balance Sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles are not recorded in the financial statements. These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions are used by us to meet the financing needs of our customers.

Our off-balance sheet arrangements, which principally include lending commitments, are described below. At December 31, 2007, we also had a residual interest of $1.3 million in a qualified special purpose entity formed in 2002 to issue $86.3 million of asset-backed notes in a securitization of substantially all of our residential loan portfolio, and a $2.6 million equity interest in our deconsolidated trusts through which we have issued trust preferred securities. See Note 8 of our consolidated financial statements included in Item 8 of this report.

Lending Commitments. Lending commitments include loan commitments and unused lines of credit. These instruments are not recorded in the consolidated balance sheet until funds are advanced under the commitments. We provide these lending commitments to customers in the normal course of business.

At December 31, 2007, our approved loan origination commitments outstanding totaled $315.6 million. Unfunded commercial lines of credit totaled $1.7 million. These lines of credit are commitments for possible future extension of credit to existing customers. These lines of credit are typically uncollateralized and usually do not contain a specified maturity date.

We apply essentially the same credit policies and standards as we do in the lending process when making these commitments. See Note 12 to the consolidated financial statements included in Item 8 of this report for additional information regarding lending commitments.

Contractual Obligations

The following table shows our contractual obligations by expected payment period, as of December 31, 2007. Further discussion of these commitments is included in Notes 6, 8, 9, and 13 to the consolidated financial statements included in Item 8 of this report.

Contractual Obligations	Total	Less Than One Year	One Through Three Years	Three Through Five Years	More Than Five Years
			(in thousands)		
Long-term FHLB advances and other borrowings	$1,021,235	$ 318,602	$472,561	$211,923	$ 18,149
Junior subordinated debentures	86,600	—	—	—	86,600
Operating lease obligations	12,089	3,657	4,651	3,053	728
Deposits with stated maturity dates	1,886,861	1,655,065	186,629	45,167	—
Purchase obligations	4,049	1,280	1,989	780	—
	$3,010,834	$1,978,604	$665,830	$260,923	$105,477

FHLB advances and other borrowings have defined terms and under certain circumstances are callable at the option of the lender. The junior subordinated debentures are callable by us under the circumstances and at the times described in Note 8 to the consolidated financial statements included in Item 8 of this report.

Operating leases represent obligations entered into by us for office facilities. Certain of these noncancelable operating leases contain rental escalation clauses based on increases in the consumer price index. At the end of the lease obligations, renewal options may be exercised by us for up to an additional ten years.

Purchase obligations represent our contractual service and other operating and marketing obligations.

Capital Resources

ICB had Tier 1 leverage, Tier 1 risk based and total risk-based capital ratios at December 31, 2007 of 8.4%, 9.7%, 11.3%, respectively, which, in the case of the Tier 1 risk-based and total risk-based capital ratios, represents $114.7 million and $39.6 million, respectively, of capital in excess of the amount required to be "well capitalized" for bank holding company regulatory purposes. These ratios were 9.0%, 10.2%, 11.9%, respectively, at December 31, 2006. Portions of our trust preferred securities presently qualify as Tier 1 and total risk-based capital. See Note 8 and Note 14 to our consolidated financial statements included in Item 8 of this report.

The Bank had Tier 1 leverage, Tier 1 risk based and total risk-based capital ratios at December 31, 2007 of 8.3%, 9.6% and 10.9%, respectively, which represents $116.7 million, $109.8 million and $26.0 million, respectively, of capital in excess of the amount required for the Bank to be "well capitalized" for regulatory purposes. These ratios were 9.1%, 10.3% and 11.5%, respectively, as of December 31, 2006.

Shareholders' equity increased to $227.6 million at December 31, 2007 from $221.3 million at December 31, 2006. The change was primarily due to the increase in retained earnings as a result of $15.6 million of net income earned during the year and a $2.9 million increase in contributed capital, which was primarily related to the exercise of employee stock options, partially offset by the purchase of $9.1 million of our common stock currently held as treasury stock and cash dividends of $3.5 million.

Credit Risk Elements

Allowance for Loan Losses and Nonperforming Assets

The following table provides certain information with respect to our total allowance for loan losses, including charge-offs, recoveries and selected ratios, for the periods indicated.

	As of and for the Years Ended December 31,				
	2007	2006	2005	2004	2003
	(dollars in thousands)				
Balance at beginning of year	$ 46,049	$ 43,817	$ 35,483	$ 33,401	$ 33,009
Provision for loan losses	11,077	5,000	10,250	4,725	7,760
Charge-offs:					
Real estate loans	(6,843)	(1,634)	(1,584)	(189)	(5,286)
Construction and land loans	(1,530)	—	—	—	—
Entertainment finance loans	(2,500)	(2,500)	(395)	(2,180)	(800)
Franchise loans	—	—	(451)	—	(661)
Commercial and other loans	—	—	—	(1,121)	(700)
Total charge-offs	(10,873)	(4,134)	(2,430)	(3,490)	(7,447)
Recoveries:					
Real estate loans	796	894	88	89	14
Entertainment finance loans	470	472	426	—	—
Franchise loans	264	—	—	—	—
Commercial and other loans	—	—	—	758	65
Total recoveries	1,530	1,366	514	847	79
Net charge-offs	(9,343)	(2,768)	(1,916)	(2,643)	(7,368)
Balance at end of the year	$ 47,783	$ 46,049	$ 43,817	$ 35,483	$ 33,401
Average loans outstanding during the year	$3,100,655	$2,668,254	$2,239,261	$1,606,125	$1,415,812
Loans, net, at end of the year(1)	$3,172,855	$3,019,417	$2,567,297	$1,829,298	$1,538,825
Selected Ratios:					
Net charge-offs to average loans outstanding	0.30%	0.10%	0.09%	0.16%	0.52%
Net charge-offs to loans, net(1)	0.29%	0.09%	0.07%	0.14%	0.48%
Allowance for loan losses to loans, net(1)	1.51%	1.53%	1.71%	1.94%	2.14%
Allowance for loan losses to nonaccrual loans	125.87%	175.40%	180.59%	242.17%	392.26%

(1) Loans, before allowance for loan losses and net of premium, deferred loan origination costs and deferred loan fees.

The allowance for loan losses increased to $47.8 million or 1.51% of our total loan portfolio at December 31, 2007 from $46.0 million or 1.53% of our total loan portfolio at December 31, 2006. The increase in the allowance was due primarily to the provision for loan losses of $11.1 million, less net charge-offs of $9.3 million. The current period provision for loan losses was recorded to provide reserves adequate to support the known and inherent risk of loss in the loan portfolio, and for specific reserves required as of December 31, 2007. The allowance for loan losses is impacted by inherent risk in the loan portfolio, including the level of our non-performing loans and other loans of concern, as well as specific reserves and charge-off activity. Non-performing loans as of December 31, 2007 were $38.0 million, compared to $26.3 million at December 31, 2006. The increase in non-performing loans during the year ended December 31, 2007 consisted of the addition of $85.3 million of non-performing loans, partially offset by paydowns received of $27.0 million, charge-offs of $10.9 million and loan upgrades of $17.8 million from non-performing to performing status. Non-performing loans were also impacted by the foreclosure and transfer of $17.9 million of non-performing loans to other real estate and other assets owned during the year. As of December 31, 2007 as compared to December 31, 2006, the net increase in non-performing loans primarily consisted of $8.8 million of residential construction real estate loans and $15.0 million of commercial and multi-family loans, partially offset by decreases of $4.5 million of franchise loans and $7.6 million of entertainment finance loans. As a percentage of our total loan portfolio, the amount of non-performing loans was 1.20% and 0.88% at December 31, 2007 and 2006, respectively. During the year, the level of other loans of concern declined by 59.1%, from $67.0 million at December 31, 2006 to $27.4 million at December 31, 2007. Other loans of concern consist of performing loans which have known information that has caused management to be concerned about the borrower's ability to comply with present loan repayment terms.

In addition to the factors described above, the ratio of allowance for loan losses to loans, net was also impacted by the decline in non-performing entertainment finance and franchise loans, which decreased by $7.6 million and $4.5 million, respectively, during 2007, partially offset by an $8.8 million increase in our non-performing construction loans. Entertainment finance, franchise and construction loans have generally required a higher loss rate factor as compared to the remainder of our loan portfolio. This ratio was further affected by the national expansion of our small balance multi-family real estate loan platform, which has improved the geographic diversity of the loan portfolio and lowered the risk profile by increasing the amount of multi-family loans in our loan portfolio. Multi-family loans have typically required a lower reserve ratio than the other real estate loans within our portfolio due to a lower average loan size, as well as a lower historical loss rate. Historical loss rates are based on the actual performance of a loan type during a specific time frame, typically five years. As of December 31, 2007, over 56% of our real estate loans were secured by properties located outside of the state of California compared to 46% in 2006. Our California loans are geographically diversified in most of the larger metropolitan areas. In addition, this ratio is impacted by the Bank's aggressive recognition of charge-offs and the timing of the identification of problem credits. During 2007, we recorded net charge-offs of $9.3 million, compared to $2.8 million in 2006.

The allowance for loan losses increased to $46.0 million or 1.53% of our total loan portfolio at December 31, 2006 from $43.8 million or 1.71% of our total loan portfolio at December 31, 2005. The increase in the allowance was due primarily to the provision for loan losses of $5.0 million, less net charge-offs of $2.8 million. The 2006 provision for loan losses was recorded to provide reserves adequate to support the known and inherent risk of loss in the loan portfolio, and for specific reserves required as of December 31, 2006. The decrease in the percentage of the allowance for loan losses to loans, net, primarily reflects the significant growth in our total loan portfolio during the year, which increased by 17.6% compared to the prior year, as well as the continuing decline in our overall risk profile due to a broader geographic diversification of our real estate loan portfolio. As of December 31, 2006, over 46% of our real estate loans were secured by properties located outside of the state of California compared to 41% in 2005. In addition, the overall level of our other loans of concern and non-performing loans remained relatively stable during 2006 as compared to 2005.

The following table sets forth management's historical allocation of the allowance for loan losses by loan or contract category and the percentage of gross loans in each category to total gross loans at the dates indicated.

	December 31,									
	2007		2006		2005		2004		2003	
	Allowance for loan losses	% of loans (1)	Allowance for loan losses	% of loans (1)	Allowance for loan losses	% of loans (1)	Allowance for loan losses	% of loans (1)	Allowance for loan losses	% of loans (1)
	(dollars in thousands)									
Loan Category:										
Secured by real estate	$37,570	88%	$31,666	84%	$27,115	84%	$21,993	76%	$23,392	78%
Construction and land loans	7,421	9%	6,618	12%	7,107	12%	1,555	10%	2,130	9%
Entertainment finance	1,995	2%	5,616	3%	6,770	3%	7,828	5%	4,354	6%
Franchise	629	—	1,833	—	2,685	1%	4,032	8%	3,185	7%
Commercial and other	168	1%	316	1%	140	—	80	1%	340	—
Total	$47,783	100%	$46,049	100%	$43,817	100%	$35,483	100%	$33,401	100%

(1) Percentage represents gross loans in category to total gross loans.

Management believes the allowance for loan losses accounting policy is critical to the portrayal and understanding of our financial condition and results of operations. As such, selection and application of this "critical accounting policy" involves judgments, estimates, and uncertainties that are susceptible to change. In the event that different assumptions or conditions were to prevail, and depending upon the severity of such changes, the possibility of materially different financial condition or results of operations is a reasonable likelihood.

Management periodically assesses the adequacy of the allowance for loan losses by reference to many quantitative and qualitative factors that may be weighted differently at various times depending on prevailing conditions. These factors include, among other elements:

- the risk characteristics of various classifications of loans;
- general portfolio trends relative to asset and portfolio size;
- asset categories;
- potential credit and geographic concentrations;

- delinquency trends within the loan portfolio;
- changes in the volume and severity of past due loans, classified loans and other loans of concern;
- historical loss experience and risks associated with changes in economic, social and business conditions; and
- the underwriting standards in effect when the loan was made.

Accordingly, the calculation of the adequacy of the allowance for loan losses is not based solely on the level of nonperforming assets. The quantitative factors, included above, are utilized by our management to identify two different risk groups (1) individual loans (loans with specifically identifiable risks); and (2) homogeneous loans (groups of loan with similar characteristics). We base the allocation for individual loans primarily on risk rating grades assigned to each of these loans as a result of our loan management and review processes. We then assign each risk-rating grade a loss ratio, which is determined based on historical loss experience, augmented by the experience of management with similar assets and our independent loan review process. The loan review process begins at the loan's origination where we obtain information about the borrower and the real estate collateral, such as personal financial statements, FICO scores, property rent rolls, property operating statements, appraisals, market assessments, and other pertinent data. Throughout the loan life, we obtain updated information such as rent rolls, property cash flow statements, personal financial statements, and for certain loans, updated property inspection reports. This information, at the individual borrower and loan level, provides input into our risk profile of our borrowers, and serves as the primary basis for each loan's risk grade.

We estimate losses on impaired loans based on estimated cash flows discounted at the loan's original effective interest rate or based on the underlying collateral value. We also assign loss ratios to groups of loans. These loss ratios are assigned to the various homogenous categories of the portfolio.

Loss ratios for all categories of loans are evaluated on a quarterly basis and are primarily determined based on historical loss experience. Loss ratios associated with historical loss experience are determined based on a rolling migration analysis of each loan category within our portfolio. This migration analysis estimates loss factors based on the performance of each loan category over a five year time period. These loss factors are then adjusted for other identifiable risks specifically related to each loan category or risk grade. We utilize market and other economic data, which we accumulate on a quarterly basis, to evaluate and identify the economic and real estate related trends within each regional market that we operate. In addition to the information gathered from this data, we also typically consider other risk factors, such as specific risks within a loan category, peer analysis reports, and any other relevant trends or data, in determining any necessary adjustments to our historical loss factors. To the extent that known risks or trends exist, the loss ratios are adjusted accordingly, and incorporated into our assessment of the adequacy of our allowance for loan losses.

The qualitative factors, included above, are also utilized to identify other risks inherent in the portfolio and to determine whether the estimated credit losses associated with the current portfolio might differ from historical loss trends or the loss ratios discussed above. We estimate a range of exposure for each applicable qualitative factor and evaluate the current condition and trend of each factor. Based on this evaluation, we assign a positive, negative or neutral grade to each factor to determine whether the portion of the qualitative reserve is in the high, middle or low end of the range for each factor. Because of the subjective nature of these factors and the judgments required to determine the estimated ranges, the actual losses incurred can vary significantly from the estimated amounts.

Management believes that our allowance for loan losses as of December 31, 2007 was adequate to absorb the known and inherent risks of loss in the loan portfolio at that date. While management believes the estimates and assumptions used in its determination of the adequacy of the allowance are reasonable, there can be no assurance that such estimates and assumptions will not be proven incorrect in the future, or that the actual amount of future provisions will not exceed the amount of past provisions or that any increased provisions that may be required will not adversely impact our financial condition and results of operations. In addition, the determination of the amount of the Bank's allowance for loan losses is subject to review by bank regulators, as part of the routine examination process, which may result in the establishment of additional reserves based upon their judgment of information available to them at the time of their examination.

The following table sets forth the delinquency status of our loan portfolios at each of the dates indicated.

	December 31,					
	2007		2006		2005	
	Amount	Percent of Gross Portfolio	Amount	Percent of Gross Portfolio	Amount	Percent of Gross Portfolio
	(dollars in thousands)					
Period of Delinquency						
30 – 59 days	$18,886	0.60%	$10,120	0.34%	$ 5,060	0.20%
60 – 89 days	6,268	0.20%	15,170	0.51%	3,678	0.14%
90 days or more	31,334	1.00%	23,937	0.80%	22,533	0.89%
Total loans delinquent	$56,488	1.80%	$49,227	1.65%	$31,271	1.23%

The increase in total delinquent loans in 2007 was due primarily to an increase of $8.2 million and $8.8 million, respectively, of past due real estate secured loans and construction and land loans, partially offset by a $5.1 million decrease in past due entertainment finance loans and a $4.5 million decrease in past due franchise loans.

We have established a policy that all loans greater than $2.5 million are reviewed annually. This review usually involves obtaining updated information about the collateral and source of repayment. In addition, independent outside consultants periodically review our loan portfolio and report findings to management and the audit committee of the Board of Directors. Loans considered to warrant special attention are presented to the review and reserve committee, which meets at least monthly to review the status of classified loans, consider new classifications or declassifications, determine the need for and amount of any charge offs, and recommend to our executive committee of the Board of Directors the level of allowance for loan losses to be maintained. If management believes that the collection of the full amount of principal is unlikely and the value of the collateral securing the obligation is insufficient, the difference between the loan balance and the fair market value of the collateral are recognized by a partial charge-off of the loan balance to the collateral's fair value. While real property collateral is held for sale, it is subject to periodic evaluation and/or appraisal. If an evaluation or appraisal indicates that the property will ultimately sell for less than our recorded value plus costs of disposition, the loss is recognized by a charge to allowance for other real estate owned losses.

Loans are placed on nonaccrual status when they become 90 days or more contractually delinquent, or earlier if the collection of interest is considered by management to be doubtful, unless the loan is considered well secured and in the process of collection. Subsequent cash collections on nonaccrual loans are either recognized as interest income on a cash basis, if the loan is well secured and in management's judgment the net book value is fully collectible, or recorded entirely as a reduction of principal.

The following table sets forth our nonperforming assets by category and troubled debt restructurings as of the dates indicated:

	December 31,				
	2007	2006	2005	2004	2003
	(dollars in thousands)				
Nonaccrual loans:(1)					
Real estate	$29,145	$14,091	$ 6,117	$ 7,057	$ 4,686
Construction and land	8,804	—	—	—	—
Franchise	—	4,549	7,366	3,874	799
Entertainment finance	13	7,614	10,780	3,721	3,030
Total nonaccrual loans	37,962	26,254	24,263	14,652	8,515
Other real estate and other assets owned, net	19,396	6,729	3,960	—	7,048
Total nonperforming assets	57,358	32,983	28,223	14,652	15,563
Accruing loans past-due 90 days or more with respect to principal or interest	—	—	—	—	—
Performing troubled debt restructurings	7,802	7,994	10,758	3,096	4,709
	$65,160	$40,977	$38,981	$17,748	$20,272
Nonaccrual loans to total gross loans	1.20%	0.88%	0.95%	0.80%	0.55%
Allowance for loan losses to nonaccrual loans	125.87%	175.40%	180.59%	242.17%	392.26%
Nonperforming assets to total assets	1.62%	0.97%	0.92%	0.63%	0.86%

(1) Includes two loans with a net book balance of $6.3 million that were nonperforming troubled debt restructurings in 2007, five loans with a net book balance of $5.4 million that were nonperforming troubled debt restructurings in 2006, six loans with a net book balance of $8.5 million that were nonperforming troubled debt restructurings in 2005, four loans with a net book balance of $5.7 million that were nonperforming troubled debt restructurings in 2004, and three loans with a net book balance of $3.8 million that were nonperforming troubled debt restructurings in 2003.

Gross interest income that would have been recorded on nonaccrual loans had they been current in accordance with original terms was $2.8 million and $1.5 million for the years ended December 31, 2007 and 2006, respectively. No interest income was recorded for loans on nonaccrual status during the years ended December 31, 2007 and 2006. For the years ended December 31, 2007 and 2006, $1.4 million and $1.5 million, respectively, of gross interest income would have been recorded had the restructured loans been current in accordance with their original terms compared to $1.0 million and $720,000, respectively, of interest income that was included in net income for the same periods.

At December 31, 2007, we owned 19 properties, consisting of $2.8 million of commercial real estate, $9.5 million of multi-family real estate, $2.0 million of condominium conversion construction real estate and $5.1 million of entertainment finance assets.

As of December 31, 2007 and 2006, we had loans with an aggregate outstanding balance of $27.4 million and $67.0 million, respectively, with respect to which known information concerning possible credit problems with the borrowers or the cash flows of the properties securing the respective loans has caused management to be concerned about the ability of the borrowers to comply with present loan repayment terms, which may result in the future inclusion of such loans in the non-accrual loan category.

Quantitative and Qualitative Disclosures About Market Risk

We realize income principally from the differential or spread between the interest earned on loans, investments and other interest-earning assets and the interest paid on deposits and borrowings. Loan volumes and yields, as well as the volume of and rates on investments, deposits and borrowings, are affected by market interest rates. Additionally, because of the terms and conditions of many of our loan agreements and deposit accounts, a change in interest rates could also affect the duration of the loan portfolio and/or the deposit base, which could alter our sensitivity to future changes in interest rates.

Interest rate risk management focuses on maintaining consistent growth in net interest income within board-approved policy limits while taking into consideration, among other factors, our overall credit, operating income, operating cost and capital profile. The asset/liability management committee, which includes senior management representatives and reports to the Board of Directors, monitors and manages interest rate risk to maintain an acceptable level of change in net interest income as a result of changes in interest rates. See "Item 1. Business — Nonperforming Assets and Other Loans of Concern".

In evaluating our exposure to changes in interest rates, certain risks inherent in the method of analysis presented in the following tables must be considered. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees and at different times to changes in market rates. Additionally, loan prepayments and early withdrawals of time certificates could cause interest sensitivities to vary from those that appear in the following table. Further, certain assets, such as adjustable rate real estate loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. The majority of our adjustable rate real estate loans may not adjust downward below their initial rate, with increases generally limited to maximum adjustments of 2% per year and up to 5% over the life of the loan. These loans may also be subject to prepayment penalties. At December 31, 2007, 7.9% of our adjustable rate loan portfolio could not adjust downward below the floor rate and the weighted-average minimum interest rate for these loans was 8.1%. At December 31, 2007, 42.0% of the total loans outstanding had a lifetime interest rate cap, with a weighted-average lifetime interest rate cap of 11.80%. At December 31, 2007, none of the loans in our adjustable rate loan portfolio were at their cap rate. The anticipated effects of these various factors are considered by management in implementing interest rate risk management activities.

We use an internal earnings simulation model as a tool to identify and manage our interest rate risk profile. The model is based on projected cash flows and repricing characteristics for all financial instruments and incorporates market-based assumptions regarding the impact of changing interest rates on current volumes of applicable financial instruments, considering applicable interest rate floors and caps and prepayment penalties associated with each financial instrument. These assumptions are inherently uncertain and, as a result, the model cannot precisely measure net interest income or precisely predict the impact of changes in interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and management strategies.

The following table shows our estimated earnings sensitivity profile to immediate, parallel shifts in interest rates as of December 31, 2007:

Changes in Interest rates (Basis Points)	Percentage Change in Net Interest Income (12 Months)
+ 200 Over One Year	–8.30%
+ 100 Over One Year	–5.20%
−100 Over One Year	7.06%
−200 Over One Year	14.11%

Another tool used to identify and manage our interest rate risk profile is the static gap analysis. Interest sensitivity gap analysis measures the difference between the assets and liabilities repricing or maturing within specific time periods. The following table presents an estimate of our static GAP analysis as of December 31, 2007.

	Maturing or Repricing in					
	3 Months or less	After 3 Months But Within 1 Year	After 1 Year But Within 5 Years	After 5 Years	Non-Interest Sensitive	Total
	(dollars in thousands)					
Assets						
Loans(1)	$ 991,738	$ 584,762	$1,521,876	$ 74,479	$ —	$3,172,855
Cash and cash equivalents	6,310	200	—	—	2,434	8,944
Investment securities available-for-sale	26,773	19,492	50,239	21,420	—	117,924
Investment securities held-to-maturity	19,478	41,397	98,148	—	—	159,023
Stock in Federal Home Loan Bank	53,497	—	—	—	—	53,497
Non-interest earning assets less allowance for loan losses	—	—	—	—	38,976	38,976
Total assets	$1,097,796	$ 645,851	$1,670,263	$ 95,899	$ 41,410	$3,551,219
Liabilities and Shareholders' Equity						
Time certificates under $100,000	$ 347,620	$ 406,570	$ 30,507	$ —	$ —	$ 784,697
Time certificates $100,000 and more	459,329	441,546	201,289	—	—	1,102,164
Money market and passbook accounts	251,660	—	—	—	—	251,660
Demand deposit accounts	26,518	—	—	—	16,819	43,337
FHLB advances and other borrowings	178,952	139,650	684,484	18,149	—	1,021,235
Other liabilities	—	—	—	—	33,959	33,959
Junior subordinated debentures	25,800	30,900	—	29,900	—	86,600
Shareholders' equity	—	—	—	—	227,567	227,567
Total liabilities and shareholders' equity	$1,289,879	$1,018,666	$ 916,280	$ 48,049	$ 278,345	$3,551,219
Net repricing assets over (under) repricing liabilities equals interest rate sensitivity GAP	$ (192,083)	$ (372,815)	$ 753,983	$ 47,850	$(236,935)	
Cumulative interest rate sensitivity GAP	$ (192,083)	$ (564,898)	$ 189,085	$236,935	$ —	
Cumulative GAP as a percentage of total assets	–5.41%	–15.91%	5.32%	6.67%	0.00%	

(1) Approximately 49.3% of our loan portfolio was comprised of adjustable rate loans at December 31, 2007, and approximately 46.5% of the loan portfolio was comprised of hybrid loans, which become adjustable rate loans after an initial fixed rate period of three or five years. Our adjustable rate loans generally re-price on a quarterly or semi-annual basis with increases generally limited to maximum adjustments of 2% per year up to 5% for the life of the loan. Nonaccrual loans of approximately $38.0 million are assumed to reprice after five years.

Certain shortcomings are inherent in a gap analysis. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of some borrowers to service their debt may decrease in the event of a severe interest rate increase.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included elsewhere herein.

GEORGE W. HALIGOWSKI
Chairman of the Board, President and Chief Executive Officer

TIMOTHY M. DOYLE
Executive Managing Director and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Imperial Capital Bancorp, Inc.:

We have audited Imperial Capital Bancorp, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). Imperial Capital Bancorp, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Imperial Capital Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Imperial Capital Bancorp, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007 and our report dated March 14, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Los Angeles, California
March 14, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of
Imperial Capital Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Imperial Capital Bancorp, Inc. and subsidiaries (the "Company"), as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Imperial Capital Bancorp, Inc. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Imperial Capital Bancorp, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Los Angeles, California
March 14, 2008

Consolidated Balance Sheets

	December 31, 2007	December 31, 2006
	(in thousands, except share amounts)	
Assets		
Cash and cash equivalents	$ 8,944	$ 30,448
Investment securities available-for-sale, at fair value	117,924	99,527
Investment securities held-to-maturity, at amortized cost (fair value approximates $158,509 and $190,475 in 2007 and 2006, respectively)	159,023	193,512
Stock in Federal Home Loan Bank	53,497	48,984
Loans, net (net of allowance for loan losses of $47,783 and $46,049 in 2007 and 2006, respectively)	3,125,072	2,973,368
Interest receivable	20,841	20,753
Other real estate and other assets owned, net	19,396	6,729
Premises and equipment, net	8,550	7,851
Deferred income taxes	12,148	11,513
Goodwill	3,118	3,118
Other assets	22,706	19,707
Total assets	$3,551,219	$3,415,510
Liabilities and Shareholders' Equity		
Liabilities:		
Deposit accounts	$2,181,858	$2,059,405
Federal Home Loan Bank advances and other borrowings	1,021,235	1,010,000
Accounts payable and other liabilities	33,959	38,168
Junior subordinated debentures	86,600	86,600
Total liabilities	3,323,652	3,194,173
Commitments and contingencies (Note 13)		
Shareholders' equity:		
Preferred stock, 5,000,000 shares authorized, none issued	—	—
Contributed capital — common stock, $.01 par value; 20,000,000 shares authorized, 9,142,256 and 9,065,672 issued in 2007 and 2006, respectively	85,009	82,073
Retained earnings	255,947	243,823
Accumulated other comprehensive income, net	267	35
	341,223	325,931
Less treasury stock, at cost — 3,995,634 and 3,803,969 shares in 2007 and 2006, respectively	(113,656)	(104,594)
Total shareholders' equity	227,567	221,337
Total liabilities and shareholders' equity	$3,551,219	$3,415,510

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Income

	Years Ended December 31,		
	2007	2006	2005
	(in thousands, except per share amounts)		
Interest income:			
Loans receivable, including fees	$233,749	$207,320	$159,720
Cash, cash equivalents and investment securities	17,522	19,181	18,438
Total interest income	251,271	226,501	178,158
Interest expense:			
Deposit accounts	110,111	85,156	53,807
Federal Home Loan Bank advances and other borrowings	46,134	38,722	25,508
Junior subordinated debentures	8,338	8,197	7,171
Total interest expense	164,583	132,075	86,486
Net interest income before provision for loan losses	86,688	94,426	91,672
Provision for loan losses	11,077	5,000	10,250
Net interest income after provision for loan losses	75,611	89,426	81,422
Non-interest income:			
Gain on sale of loans, net	—	—	4,911
Late and collection fees	1,119	970	536
Other	2,014	1,802	1,127
Total non-interest income	3,133	2,772	6,574
Non-interest expense:			
Compensation and benefits	23,899	21,265	21,737
Occupancy and equipment	7,832	7,439	7,177
Other	19,633	17,743	17,344
Total general and administrative	51,364	46,447	46,258
Other real estate and other assets owned expense, net	780	334	204
Provision for losses on other real estate and other assets owned	300	—	—
Loss (gain) on sale of other real estate and other assets owned	45	35	(11)
Total real estate and other assets owned expense	1,125	369	193
Total non-interest expense	52,489	46,816	46,451
Income before provision for income taxes	26,255	45,382	41,545
Provision for income taxes	10,635	18,493	17,482
NET INCOME	$ 15,620	$ 26,889	$ 24,063
BASIC EARNINGS PER SHARE	$ 2.85	$ 4.83	$ 4.19
DILUTED EARNINGS PER SHARE	$ 2.81	$ 4.71	$ 4.04

See accompanying notes to the consolidated financial statements.

IMPERIAL CAPITAL BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common Stock Number of Shares			Shareholders' Equity							Comprehensive Income			
				Contributed Capital										
	Gross Shares Issued and Outstanding	Treasury Shares	Net Shares Issued and Outstanding	Share Capital	Earned Compensation	Total Contributed Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, At Cost	Total	Net Income	Unrealized Gain (Loss) on Securities, Net of Tax	Reclassification of Realized Gains Previously Recognized in Comprehensive Income, Net of Tax	Total Comprehensive Income
						(in thousands except share amounts)								
Balance at January 1, 2005	8,703,894	(3,154,290)	5,549,604	$67,127	$2,200	$69,327	$196,032	$ 78	$ (70,713)	$194,724				
Issuance of common stock — employee stock options	275,104	—	275,104	8,656	—	8,656	—	—	—	8,656				
Earned compensation from Supplemental Executive Retirement Plan /Recognition and Retention Plan, net	—	9,333	9,333	—	21	21	—	—	84	105				
Common stock repurchased	—	(431,738)	(431,738)	—	—	—	—	—	(22,625)	(22,625)				
Net income	—	—	—	—	—	—	24,063	—	—	24,063				
Other comprehensive income	—	—	—	—	—	—	—	(442)	—	(442)	$24,063	$(442)	$—	$23,621
Balance at December 31, 2005	8,978,998	(3,576,695)	5,402,303	$75,783	$2,221	$78,004	$220,095	$(364)	$ (93,254)	$204,481				
Issuance of common stock — employee stock options, net	86,674	—	86,674	3,692	—	3,692	—	—	—	3,692				
Earned compensation from Supplemental Executive Retirement Plan/Recognition and Retention Plan, net	—	1,735	1,735	—	111	111	—	—	(75)	36				
Common stock repurchased	—	(229,009)	(229,009)	—	—	—	—	—	(11,265)	(11,265)				
Cash dividends declared ($0.60 per common share)	—	—	—	—	—	—	(3,161)	—	—	(3,161)				
Stock compensation expense recognized in earnings	—	—	—	—	266	266	—	—	—	266				
Net income	—	—	—	—	—	—	26,889	—	—	26,889				
Other comprehensive income	—	—	—	—	—	—	—	399	—	399	$26,889	$ 399	$—	$27,288
Balance at December 31, 2006	9,065,672	(3,803,969)	5,261,703	$79,475	$2,598	$82,073	$243,823	$ 35	$(104,594)	$221,337				
Issuance of common stock- employee stock options, net	76,584	—	76,584	2,567	—	2,567	—	—	—	2,567				
Earned compensation from Supplemental Executive Retirement Plan/Recognition and Retention Plan/Deferred Compensation Plan, net	—	(4,190)	(4,190)	—	158	158	—	—	(173)	(15)				
Common stock repurchased	—	(187,475)	(187,475)	—	—	—	—	—	(8,889)	(8,889)				
Cash dividends declared ($0.64 per common share)	—	—	—	—	—	—	(3,496)	—	—	(3,496)				
Stock compensation expense recognized in earnings	—	—	—	—	211	211	—	—	—	211				
Net income	—	—	—	—	—	—	15,620	—	—	15,620				
Other comprehensive income	—	—	—	—	—	—	—	232	—	232	$15,620	$ 232	$—	$15,852
Balance at December 31, 2007	9,142,256	(3,995,634)	5,146,622	$82,042	$2,967	$85,009	$255,947	$ 267	$(113,656)	$227,567				

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2007	2006	2005
	(in thousands)		
Cash Flows From Operating Activities:			
Net Income	$ 15,620	$ 26,889	$ 24,063
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of premises and equipment	2,973	2,690	2,682
Amortization of premium on purchased loans	4,946	4,732	3,114
Accretion of deferred loan origination fees, net of costs	(2,392)	(2,846)	(2,897)
Provision for loan losses	11,077	5,000	10,250
Provision for losses on other real estate owned	300	—	—
Gain on sale of loans, net	—	—	(4,911)
Deferred income tax (benefit) expense	(799)	926	(1,940)
Other, net	(2,811)	(2,020)	2,928
Increase in interest receivable	(88)	(4,466)	(5,592)
(Increase) decrease in other assets	(2,999)	1,198	(1,247)
(Decrease) increase in accounts payable and other liabilities	(4,247)	5,231	11,639
Net cash provided by operating activities	21,580	37,334	38,089
Cash Flows From Investing Activities:			
Purchases of investment securities available-for-sale	(82,195)	(44,331)	(42,770)
Proceeds from the maturity and calls of investment securities available-for-sale	65,334	38,159	16,238
Purchases of investment securities held-to-maturity	—	(7,771)	—
Proceeds from the maturity and redemption of investment securities held-to-maturity	34,434	48,019	62,033
Purchase of stock in Federal Home Loan Bank	(1,887)	(2,675)	(19,252)
Purchase of loans	(47,343)	(497,785)	(723,822)
Proceeds from the sale of franchise loans	—	—	115,508
(Increase) decrease in loans, net	(135,888)	38,072	(130,937)
Proceeds from sale of other real estate owned	4,400	135	81
Cash paid for capital expenditures	(3,832)	(3,823)	(2,755)
Net cash used in investing activities	(166,977)	(432,000)	(725,676)
Cash Flows From Financing Activities:			
Proceeds from exercise of employee stock options	2,567	3,692	4,650
Cash paid to acquire treasury stock	(9,062)	(11,374)	(22,625)
Cash dividends paid	(3,300)	(2,371)	—
Increase in deposit accounts	122,453	323,977	303,396
Net (repayments of) proceeds from short-term borrowings	(77,498)	89,293	(77,795)
Proceeds from long-term borrowings	316,000	89,869	586,215
Repayments of long-term borrowings	(227,267)	(161,719)	(100,087)
Net cash provided by financing activities	123,893	331,367	693,754
Net (decrease) increase in cash and cash equivalents	(21,504)	(63,299)	6,167
Cash and cash equivalents, beginning of period	30,448	93,747	87,580
Cash and cash equivalents, end of period	$ 8,944	$ 30,448	$ 93,747
Supplemental Cash Flow Information:			
Cash paid during the period for interest	$ 164,495	$ 124,755	$ 82,326
Cash paid during the period for income taxes	$ 11,089	$ 16,668	$ 10,033
Non-cash Investing Transactions:			
Loans transferred to other real estate and other assets owned	$ 17,896	$ 3,499	$ 4,030
Loans to facilitate the sale of other real estate owned	$ —	$ 560	$ —
Cash dividends declared but not yet paid	$ 828	$ 790	$ —

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

Note 1 — Organization and Summary of Significant Accounting Policies

Organization — Imperial Capital Bancorp, Inc. (formerly ITLA Capital Corporation) and subsidiaries ("ICB" or "the Company") is primarily engaged in the origination of real estate loans secured by income producing real estate and, to a lesser extent, the origination of entertainment finance loans. Through its principal operating subsidiary, Imperial Capital Bank ("Imperial" or "the Bank"), the Company accepts deposits insured by the Federal Deposit Insurance Corporation ("FDIC") which are used primarily to fund loan production. The Company also holds certain multi-family and commercial real estate loans through its subsidiary, Imperial Capital Real Estate Investment Trust ("Imperial Capital REIT").

Imperial began operating as a California industrial bank in 1974, and became a publicly traded company in October 1995, when its shares were sold in an initial public offering. Imperial operates six retail branches in California, a branch in Carson City, Nevada and a branch in Baltimore, Maryland, along with 25 loan origination offices serving the Western United States, the Southeast region, the Mid-Atlantic region, the Ohio Valley, the Metro New York area and New England.

The Bank is a California state chartered commercial bank. ICB is supervised by the Federal Reserve Bank and is registered as a bank holding company.

Financial Statement Presentation — The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States ("GAAP") and to prevailing practices within the financial services industry. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated. Certain amounts in prior periods have been reclassified to conform to the presentation in the current period. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents — We consider all highly liquid investments with original maturities of three months or less to be cash equivalents.

Investment Securities — Investment securities available-for-sale are carried at fair value with unrealized gains or losses reported net of taxes as a component of accumulated other comprehensive income (loss) until realized. Realized gains and losses are determined using the specific identification method. Investment securities held-to-maturity represent investments that the Company has the ability and intent to hold to maturity. These investments are reported at cost and are adjusted for the accretion and amortization of premiums and discounts on the effective interest method. Declines in fair value that are deemed other than temporary, if any, are reported in non-interest income.

Loans — Loans, which include real estate loans, construction and land loans, franchise loans, entertainment finance loans, and commercial and other loans, are generally carried at principal amounts outstanding plus purchase premiums and the net deferred loan origination costs, less charge-offs. Deferred loan origination costs include deferred unamortized loan origination costs net of loan fees and other unearned income collected in connection with the origination of a loan. Interest income is accrued as earned. Net purchase premiums or discounts and deferred loan origination costs are amortized or accreted into interest income using the interest method.

Loans are placed on nonaccrual status when they become 90 days or more contractually delinquent or earlier if the collection of interest is considered by management to be unlikely. When a loan is placed on nonaccrual status, all previously accrued but uncollected interest is reversed against current period operating results. Subsequent cash collections on nonaccrual loans are either recognized as interest income on a cash basis if the loan is well secured and in management's judgment the net book value is fully collectible, or recorded as a reduction of principal.

Loans are considered impaired when, based upon current information and events, it is probable that the Company will be unable to collect all principal and interest amounts due according to the original contractual terms of the loan agreement on a timely basis. The Company evaluates impairment on a loan-by-loan basis. Once a loan is determined to be impaired, the impairment is measured based on the present value of the expected future cash flows discounted at the loan's effective interest rate or by using the loan's most recent market value or the fair value of the collateral if the loan is collateral dependent.

When the measurement of an impaired loan is less than the recorded amount of the loan, a valuation allowance is established by recording a charge to the provision for loan losses. Subsequent increases or decreases in the valuation allowance for impaired loans are recorded by adjusting the existing valuation allowance for the impaired loan with a corresponding charge or credit to the provision for loan losses.

Our policy for recognizing interest income on impaired loans is the same as that for nonaccrual loans.

Allowance for Loan Losses — We maintain an allowance for loan losses at a level considered adequate to cover probable losses on loans. In evaluating the adequacy of the allowance for loan losses, management estimates the amount of the loss for each loan that has been identified as having more than standard credit risk. Those estimates give consideration to, among other factors, economic conditions, estimated real estate collateral value and cash flow, and the financial strength and commitment of the borrower or guarantors, where appropriate. Additionally, an estimate for loan loss is calculated for the remaining portion of the portfolio giving consideration to the Company's historical loss experience in the portfolio, adjusted, as appropriate, for the estimated effects of current economic conditions and changes in the composition of the loan portfolio over time. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance, or portion thereof, has been confirmed.

Other Real Estate and Other Assets Owned — Other real estate and other assets owned ("OREO") represents real estate and other assets acquired through or in lieu of foreclosure. OREO is held for sale and is initially recorded at fair value less estimated costs of disposition at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of cost or estimated fair value less costs of disposition. The net operating results from OREO are recognized as non-interest expense.

Premises and Equipment — Premises and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets ranging from three to ten years. Amortization of leasehold improvements is calculated on the straight-line method over the shorter of the estimated useful lives of the assets or the corresponding contractual lease term, which does not generally include renewal options.

Goodwill — The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 ceased the amortization of goodwill and requires an annual assessment for impairment by applying a fair-value-based test. In accordance with SFAS No. 142, the Company assesses the goodwill for impairment on an annual basis, or on an interim basis if events or circumstances indicate the fair value of the goodwill has decreased below its carrying value. As of December 31, 2007 and 2006, the Company evaluated its goodwill, and determined that no impairment was required.

Income Taxes — Provision for income taxes is the amount of estimated tax due reported on our tax returns and the change in the amount of deferred tax assets and liabilities. Deferred income taxes represent the estimated net income tax expense payable (or benefits receivable) for temporary differences between the carrying amounts for financial reporting purposes and the amounts used for tax purposes.

Earnings Per Share — Earnings per share ("EPS") for all periods presented in the consolidated statements of income are computed in accordance with the provisions of SFAS No. 128, "Earnings Per Share", and are based on the weighted-average number of shares outstanding during each year. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted EPS includes the effect of common stock equivalents of the Company, which include only shares issuable on the exercise of outstanding options. A reconciliation of the computation of Basic EPS and Diluted EPS is presented in Note 15 — Earnings Per Share.

Stock-Based Compensation — Prior to January 1, 2006, the Company's stock-based compensation plans were accounted for in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB Opinion No. 25, no compensation expense was recognized for a stock option grant if the exercise price of the stock option at measurement date was equal to or greater than the fair market value of the common stock on the date of grant.

The Company also applied SFAS No. 123, "Accounting for Stock-Based Compensation", for disclosure purposes only. SFAS No. 123 disclosures include pro forma net income and earnings per share as if the fair value-based method of accounting had been used.

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payment", which requires the recognition of the expense related to the fair value of stock-based compensation awards within the consolidated statement of income. The Company elected the modified prospective transition method as permitted by SFAS No. 123(R), and accordingly, results from prior periods have not been restated. Under this transition method, stock-based compensation expense for the year ended December 31, 2007 and 2006 includes compensation expense for unvested stock-based compensation awards that were outstanding as of January 1, 2007 and 2006, respectively, for which the requisite service was rendered during the year. The stock-based compensation costs for these awards granted prior to January 1, 2006 were based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123. Compensation expense for all stock-based compensation awards granted subsequent to January 1, 2006 were based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R).

Total stock-based compensation expense included in our consolidated statement of income for the years ended December 31, 2007 and 2006 were approximately $212,000 ($127,000, net of tax, or $0.02 per diluted share) and $266,000 ($160,000, net of tax, or $0.03 per diluted share), respectively. No stock-based compensation expense was included in the consolidated statements of income for the year ended December 31, 2005. Unrecognized stock-based compensation expense related to unvested stock options was approximately $793,000 and $66,000 at December 31, 2007 and 2006, respectively. At that date, the weighted-average period over which the unrecognized expense was expected to be recognized was 2.41 years and 2.22 years, respectively.

Prior to the adoption of SFAS No. 123(R), we reported all tax benefits resulting from the exercise of stock options as operating cash flows in our consolidated statements of cash flows. In accordance with SFAS No. 123(R), for the years ended December 31, 2007 and 2006, the presentation of our statement of cash flows has changed from prior periods to report the excess tax benefits from the exercise of stock options as financing cash flows. For the years ended December 31, 2007 and 2006, $898,000 and $627,000, respectively, of excess tax benefits were reported as financing cash flows.

The table below illustrates the effect on net earnings and earnings per share as if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation during the year ended December 31, 2005.

	(In thousands, except per share amounts)
Net income, as reported	$24,063
Less: Stock-based employee compensation expense determined under the fair value method, net of tax	(4,189)
Pro forma net income	$19,874
Earnings per share:	
Basic — as reported	$ 4.19
Basic — pro forma	$ 3.46
Diluted — as reported	$ 4.04
Diluted — pro forma	$ 3.33

Effective December 8, 2005, the Company accelerated the vesting of all unvested stock options previously awarded to employees and officers under the Company's stock option plans. The decision to accelerate the vesting of these options as of that date was made primarily to reduce non-cash compensation expense that would otherwise have been recorded in the Company's statement of income beginning on January 1, 2006 upon the adoption of SFAS No. 123(R). The stock based compensation expense for the year ended December 31, 2005 determined under the fair value method, net of related tax effects, shown above includes the effect of acceleration of the vesting of the options outstanding. The impact on the stock based compensation expense disclosure above for fiscal year 2005 was an additional $0.2 million, or $0.04 per fully diluted weighted average share.

The fair value of each option grant was estimated on the date of grant using an option pricing model with the following weighted-average assumptions for option grants:

	Weighted-Average Assumptions for Option Grants		
	2007	**2006**	**2005**
Dividend Yield	1.87%	1.17%	0.00%
Expected Volatility	24.31%	22.86%	37.59%
Risk-Free Interest Rates	4.67%	4.94%	4.33%
Expected Lives	5 Years	5 Years	5.5 Years
Weighted-Average Fair Value	$9.12	$13.68	$20.69

Other Comprehensive Income — Other comprehensive income is displayed in the Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income and consists of the change in net unrealized holding gain or loss on securities classified as available-for-sale, net of the related income tax effect.

New Accounting Pronouncements — In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" — an amendment of SFAS Nos. 133 and 140. SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement was effective for the Company on January 1, 2007. The adoption of SFAS No. 155 did not have a material impact on the Company's financial condition or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets". This statement amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires companies to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. The statement permits a company to choose either the amortized cost method or fair value measurement method for each class of separately recognized servicing assets. This statement was effective for the Company on January 1, 2007. The adoption of SFAS No. 156 did not have a material impact on the Company's financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for the Company on January 1, 2008. The adoption of SFAS No. 157 did not have a material impact on the Company's financial condition or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for us on January 1, 2008. The adoption of SFAS No. 159 did not have a material impact on the Company's financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB Statement No. 51." SFAS No. 160 amends Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements," to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, SFAS No. 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS No. 160 is effective for the Company on January 1, 2009 and is not expected to have a significant impact on the Company's financial condition or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 establishes a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition requirements. FIN 48 was effective for the Company on January 1, 2007. The adoption of FIN 48 did not have a material impact on the Company's financial condition or results of operations.

Note 2 — Investment Securities

The amortized cost and fair value of investment securities as of December 31, 2007 and 2006 are as follows:

	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(in thousands)			
December 31, 2007:				
Investment securities available-for-sale:				
U.S. agency securities	$ 9,997	$ 9,986	$ 2	$ 13
Collateralized mortgage obligations	83,260	84,264	1,046	42
Mortgage-backed securities	4,453	4,489	36	—
Corporate bonds	13,437	12,582	—	855
Residual interest in securitized loans	1,318	1,318	—	—
Equity securities	5,013	5,285	281	9
Total investment securities available-for-sale	$117,478	$117,924	$1,365	$ 919
Investment securities held-to-maturity:				
Mortgage-backed securities	$159,023	$158,509	$ 305	$ 819
December 31, 2006:				
Investment securities available-for-sale:				
U.S. agency securities	$ 62,554	$ 62,184	$ 3	$ 373
Collateralized mortgage obligations	34,991	35,127	163	27
Residual interest in securitized loans	1,911	2,039	128	—
Equity securities	13	177	170	6
Total investment securities available-for-sale	$ 99,469	$ 99,527	$ 464	$ 406
Investment securities held-to-maturity:				
Mortgage-backed securities	$193,512	$190,475	$ 105	$3,142

The amortized cost and approximate fair value of securities at December 31, 2007 are presented below by contractual maturity. Mortgage-backed securities and collateralized mortgage obligations are included in maturity categories based on their stated maturity date. Expected maturities may differ from contractual maturities because issuers may have the right to prepay obligations. Equity securities classified as available-for-sale that have no maturity are included in the due in one year or less column.

	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(in thousands)			
Due in one year or less	$ 9,998	$ 10,171	$ —	$ —
Due after one year through five years	1,331	1,318	—	—
Due after five years through ten years	22,182	22,494	—	—
Due after ten years	83,967	83,941	159,023	158,509
	$117,478	$117,924	$159,023	$158,509

At December 31, 2007, the remaining contractual maturity and weighted average life of the mortgage-backed securities held-to-maturity was approximately 26.7 and 5.3 years, respectively. Additionally, the remaining contractual maturity and weighted average life of the collateralized mortgage obligations was approximately 16.5 and 3.5 years, at December 31, 2007. The weighted average life of mortgage-backed securities and collateralized mortgage obligations differs from the contractual maturity due to anticipated principal prepayments.

A total of 22 securities and 25 securities had unrealized losses at December 31, 2007 and 2006, respectively. These securities, with unrealized losses segregated by length of impairment, were as follows:

	Less than 12 Months		More than 12 Months		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
	(in thousands)					
December 31, 2007:						
Investment securities available-for-sale:						
U.S. agency securities	$ 3,986	$ 13	$ —	$ —	$ 3,986	$ 13
Collateralized mortgage obligations	17,062	42	—	—	17,062	42
Corporate bonds	12,582	855	—	—	12,582	855
Equity securities	—	—	2	9	2	9
Total investment securities available-for-sale	$33,630	$910	$ 2	$ 9	$ 33,632	$ 919
Investment securities held-to-maturity:						
Mortgage-backed securities	$24,438	$ 2	$ 81,921	$ 817	$106,359	$ 819
December 31, 2006:						
Investment securities available-for-sale:						
U.S. agency securities	$ —	$ —	$ 56,214	$ 373	$ 56,214	$ 373
Collateralized mortgage obligations	9,022	27	—	—	9,022	27
Equity securities	—	—	4	6	4	6
Total investment securities available-for-sale	$ 9,022	$ 27	$ 56,218	$ 379	$ 65,240	$ 406
Investment securities held-to-maturity:						
Mortgage-backed securities	$ —	$ —	$182,953	$3,142	$182,953	$3,142

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Management has the ability and intent to hold the securities classified as held-to-maturity until they mature, at which time the Company expects to receive the face or par value of the securities. Furthermore, as of December 31, 2007, management also had the ability and intent to hold the securities classified as available-for-sale for a period of time sufficient for a recovery of cost. The unrealized losses are largely due to increases in market interest rates over the yields available at the time the underlying securities were purchased. The fair value is expected to recover as these securities approach their maturity date or repricing date or if market yields for such investments decline. Management does not believe any of the securities are impaired due to reasons of credit quality. Accordingly, as of December 31, 2007, management believes the impairments detailed in the table above are temporary and no other-than-temporary impairment loss has been realized in the Company's consolidated statements of income.

During 2007 and 2006, no securities were sold prior to their maturity or call date. There were no realized gains or losses on investment securities for the years ended December 31, 2007, 2006 and 2005.

Note 3 — Loans

Loans consisted of the following:

	December 31,	
	2007	2006
	(in thousands)	
Real estate loans	$2,627,801	$2,524,182
Construction and land loans	421,110	370,473
Entertainment finance loans	76,342	74,204
Franchise loans	2,718	9,334
Commercial and other loans	14,631	9,346
	3,142,602	2,987,539
Unamortized premium	13,776	18,138
Deferred loan origination costs, net	16,477	13,740
	3,172,855	3,019,417
Allowance for loan losses	(47,783)	(46,049)
	$3,125,072	$2,973,368

At December 31, 2007, approximately 27.0%, 72.4% and 0.6% of the Bank's real estate loans were secured by income producing commercial properties, income producing multi-family properties and residential one-to-four family properties, respectively. At December 31, 2007, approximately 43.8% of our loans secured by real estate were collateralized by properties located in California. At December 31, 2007, construction and land loans consisted of 60.1% of single-family residential and condominium projects, 25.4% of commercial retail and multi-family development projects and 14.5% of land loans.

At December 31, 2006, approximately 24.5%, 73.9% and 1.6% of the Bank's real estate loans were secured by income producing commercial properties, income producing multi-family properties and residential one-to-four family properties, respectively. At December 31, 2006, approximately 54.4% of our loans secured by real estate were collateralized by properties located in California. At December 31, 2006, construction and land loans consisted of 56.1% of single-family residential and condominium projects, 38.6% of commercial retail and multi-family development projects and 5.3% of land loans.

At December 31, 2007 and 2006, approximately $2.3 billion and $2.0 billion, respectively, of loans were pledged to secure a borrowing facility at the Federal Home Loan Bank ("FHLB") of San Francisco.

The following is the activity in the allowance for loan losses on loans for the periods indicated.

	As of and for the Years Ended December 31,		
	2007	**2006**	**2005**
	(in thousands)		
Balance at beginning of year	$46,049	$43,817	$35,483
Provision for loan losses	11,077	5,000	10,250
Charge-offs:			
Real estate loans	(6,843)	(1,634)	(1,584)
Construction and land loans	(1,530)	—	—
Entertainment finance loans	(2,500)	(2,500)	(395)
Franchise loans	—	—	(451)
Total charge-offs	(10,873)	(4,134)	(2,430)
Recoveries:			
Real estate loans	796	894	88
Entertainment finance loans	470	472	426
Franchise loans	264	—	—
Total recoveries	1,530	1,366	514
Net charge-offs	(9,343)	(2,768)	(1,916)
Balance at end of year	$47,783	$46,049	$43,817

As of December 31, 2007 and 2006, there were $93,000 and $61,000 respectively, of entertainment finance loan recoveries, related to borrowers domiciled outside of the United States.

As of December 31, 2007 and 2006, the accrual of income had been suspended on approximately $38.0 million and $26.3 million, respectively, of loans. Interest income that was contractually due on loans that were on nonaccrual status that was not recognized during the years ended December 31, 2007, 2006 and 2005 was approximately $2.8 million, $1.5 million, and $1.6 million, respectively.

As of December 31, 2007 and 2006, restructured loans totaled $14.1 million and $13.4 million, respectively. There were $100,000 related commitments to lend additional funds on restructured loans. For the years ended December 31, 2007, 2006 and 2005, $1.4 million, $1.5 million, and $1.9 million, respectively, of gross interest income would have been recorded had the loans been current in accordance with their original terms compared to $1.0 million, $720,000, and $1.4 million, respectively, of interest income that was included in net income for the same periods. The average yield on restructured loans was 7.90% and 9.15%, respectively, at December 31, 2007 and 2006.

As of December 31, 2007 and 2006, impaired loans totaled $47.0 million and $35.5 million, respectively, with a valuation allowance provided for these loans of $11.6 million and $8.5 million, respectively. As of December 31, 2007 and 2006, impaired loans on nonaccrual status were $38.0 million and $26.3 million, respectively. There were no impaired loans without a valuation allowance as of December 31, 2007 and 2006. The average recorded investment in impaired loans for the years ended December 31, 2007, 2006 and 2005 was $44.6 million, $32.3 million, and $28.7 million, respectively. Interest income recognized on impaired loans for the years ended December 31, 2007, 2006 and 2005 was $824,000, $826,000, and $945,000, respectively.

Loans having carrying values of $17.9 million and $3.5 million were transferred to OREO in 2007 and 2006, respectively.

Note 4 — Other Real Estate Owned

Other real estate and other assets owned was stated as follows:

	December 31,	
	2007	2006
	(in thousands)	
Other real estate owned held for sale	$14,317	$6,729
Other assets owned held for sale	5,079	—
Less: valuation allowance	—	—
Other real estate owned, net	$19,396	$6,729

The activity in the valuation allowance for other real estate and other assets owned was as follows:

	As of and for the Years Ended December 31,		
	2007	2006	2005
	(in thousands)		
Balance at beginning of year	$ —	$—	$—
Provision for losses on other real estate owned	300	—	—
Charge-offs on other real estate owned	(300)	—	—
Balance at end of year	$ —	$—	$—

Note 5 — Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization and consist of the following:

	December 31,	
	2007	2006
	(in thousands)	
Furniture, fixtures and equipment	$ 15,277	$ 16,876
Leasehold improvements	4,551	6,327
Automobiles	1,579	1,476
	21,407	24,679
Accumulated depreciation and amortization	(12,857)	(16,828)
	$ 8,550	$ 7,851

Depreciation and amortization expense on premises and equipment for the years ended December 31, 2007, 2006 and 2005 was $3.0 million, $2.7 million, and $2.7 million, respectively.

Note 6 — Deposit Accounts

Deposit accounts consist of the following:

	December 31,	
	2007	2006
	(in thousands)	
Non-interest demand accounts	$ 16,819	$ 23,171
Interest demand accounts	26,518	24,523
Money market and passbook accounts	251,660	210,236
Time certificates under $100,000	784,697	784,732
Time certificates $100,000 and over	1,102,164	1,016,743
	$2,181,858	$2,059,405

Demand deposit accounts have no contractual maturity. The weighted average contractual interest rate of the Bank's interest-bearing demand deposit accounts was 3.37% and 2.96% at December 31, 2007 and 2006, respectively. The weighted average contractual interest rate of the Bank's money market and passbook accounts was 4.73% and 4.90% at December 31, 2007 and 2006, respectively. Additionally, some money market accounts have limited checking features which allow three check withdrawals per month. The weighted average contractual interest rate of the Bank's time certificate accounts was 5.07% and 5.16% at December 31, 2007 and 2006, respectively.

Interest expense on time certificates $100,000 and over, which includes broker deposits, for the years ended December 31, 2007, 2006 and 2005 amounted to approximately $54.3 million, $40.1 million, and $22.7 million, respectively.

The Bank is a member of the FDIC and its deposits are insured up to $100,000 each per insured depositor. In addition, insurance coverage of up to $250,000 are available for "self-directed" retirement accounts.

As of December 31, 2007, the contractual maturities of time certificate accounts were as follows:

Year of Maturity	Amount
	(in thousands)
2008	$1,655,065
2009	53,905
2010	132,724
2011	41,271
2012	3,896
	$1,886,861

Note 7 — Lines of Credit

As of December 31, 2007 and 2006, the Bank had uncommitted, unsecured lines of credit of $131.0 million and $128.0 million, respectively, with four unaffiliated financial institutions renewable daily. There were no borrowings on these lines at December 31, 2007 and 2006.

The Company also has a $37.5 million revolving credit facility with an unaffiliated financial institution. There were no borrowings on this line of credit at December 31, 2007.

Note 8 — Junior Subordinated Debentures

The Company has created five trusts, ITLA Capital Statutory Trust I ("Trust I"), ITLA Capital Statutory Trust II ("Trust II"), ITLA Capital Statutory Trust III ("Trust III"), ITLA Capital Statutory Trust IV ("Trust IV"), and ITLA Capital Statutory Trust V ("Trust V"). Trust I issued $14.0 million of 10.60% cumulative trust preferred securities in September 2000, Trust II issued $15.0 million of 10.20% cumulative trust preferred securities in February 2001, Trust III issued $20.0 million of variable rate cumulative trust preferred securities in October 2002, Trust IV issued $10.0 million of variable rate cumulative trust preferred securities in December 2002, and Trust V issued $25.0 million of variable rate cumulative trust preferred securities in December 2002 (referred to collectively as the "Trust Preferred securities"). ICB has fully and unconditionally guaranteed the Trust Preferred securities along with all obligations of each trust under their respective trust agreements. Each trust was formed for the exclusive purpose of issuing their respective Trust Preferred securities and common securities and using the proceeds to acquire ICB's junior subordinated deferrable interest debentures. Trust I acquired an aggregate principal amount of $14.4 million of ICB's 10.60% junior subordinated deferrable interest debentures due September 7, 2030 that pay interest each March 7 and September 7 during the term of this security. Trust II acquired an aggregate principal amount of $15.5 million of ICB's 10.20% junior subordinated deferrable interest debentures due February 22, 2031 that pays interest each February 22 and August 22 during the term of this security. Trust III acquired an aggregate principal amount of $20.6 million of ICB's variable rate junior subordinated deferrable interest debentures due October 30, 2032 that pays interest on each April 30 and October 30 during the term of the security. Trust IV acquired an aggregate principal amount of $10.3 million of ICB's variable rate junior subordinated deferrable interest debentures due December 10, 2032 that pays interest each June 15 and

December 15 during the term of the security. Trust V acquired an aggregate principal amount of $25.8 million of ICB's variable rate junior subordinated deferrable interest debentures due December 26, 2032 that pays interest quarterly on March 26, June 26, September 26, and December 26 during the term of the security. The sole assets of each trust are the debentures it holds. Each of the debentures is redeemable, in whole or in part, at ICB's option on or after ten years after issuance for Trust I and Trust II (at declining premiums during the 11th through the 20th year after issuance and at par during the 21st year and thereafter until maturity), and five years after issuance for Trust III, Trust IV, and Trust V (at par until maturity). Each of the debentures is also redeemable, in whole and not in part, at ICB's option any time prior to maturity, upon the occurrence of certain special events, which include, among others, a determination by the Federal Reserve Board that the Trust Preferred securities do not qualify as Tier 1 capital (discussed below).

The Company used the proceeds from the debentures for general corporate purposes, including an aggregate of $81.3 million in capital contributions to the Bank to support future growth. The costs associated with the Trust Preferred securities issuance were netted with proceeds and are being amortized using a method that approximates the interest method over a period of five to ten years.

The trust preferred securities qualify as Tier 1 capital for ICB to the extent permitted under Federal Reserve Board regulations. See "Note 14 — Regulatory Requirements."

Note 9 — FHLB Advances and Other Borrowings

FHLB advances represent $991.2 million of collateralized obligations with the FHLB of San Francisco. Other borrowings consist of $30.0 million of securities sold under agreements to repurchase, which mature within one year. FHLB advances and other borrowings are summarized by contractual maturity as follows:

Year of Maturity	Amount
	(in thousands)
2008	$ 318,602
2009	164,646
2010	307,915
2011	145,002
2012	66,921
Thereafter	18,149
	$1,021,235

The Company has pledged real estate loans with a carrying value of $2.3 billion and investment securities held-to-maturity with a carrying and fair value of $9.1 million and $9.2 million, respectively, to secure FHLB advances. The total FHLB borrowing capacity available from the collateral that has been pledged is approximately $1.4 billion, of which $415.6 million remained available to borrow as of December 31, 2007, net of the $13.2 million of additional FHLB stock that we would be required to purchase to support the additional borrowing. Additionally, the Company has pledged investment securities held-to-maturity with a carrying and fair value of $27.5 million and $27.6 million, respectively, and investment securities available-for-sale with a carrying and fair value of $5.9 million to secure securities sold under agreements to repurchase.

The following table represents a summary of short and long-term borrowings for the periods indicated. Short-term borrowings shown in the table consist entirely of FHLB advances.

	December 31,		
	2007	**2006**	**2005**
	(dollars in thousands)		
Short-Term Borrowings:			
Maximum amount outstanding at any month-end during the year	$228,000	$177,498	$112,000
Weighted-average daily balance outstanding	$145,458	$ 15,094	$ 38,566
Weighted-average rate paid during the year	5.14%	4.96%	3.19%
Weighted-average rate on balance at year-end	4.57%	5.40%	4.18%
Balance at year-end	$130,000	$177,498	$ 88,205
Interest expense	$ 7,470	$ 749	$ 1,230
Long-Term Borrowings:			
Maximum amount outstanding at any month-end during the year	$899,224	$973,571	$906,457
Weighted-average daily balance outstanding	$866,003	$911,822	$668,825
Weighted-average rate paid during the year	4.46%	4.17%	3.63%
Weighted-average rate on balance at year-end	4.64%	4.25%	4.00%
Balance at year-end	$891,235	$832,502	$904,352
Interest expense	$ 38,664	$ 37,973	$ 24,278

Note 10 — Benefit Plans

Salary Savings Plan. The Company has a salary savings plan (the "Savings Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating employees may contribute a portion of their pretax earnings, not to exceed the annual limits established by the Internal Revenue Service. We match 50% of each employee's salary deferral, up to a maximum 6% of the employee's salary. Employees vest in employer contributions and the earnings thereon over a five-year period. Matching contributions to the Savings Plan were $490,000, $478,000, and $452,000, in 2007, 2006 and 2005, respectively.

Nonqualified Deferred Compensation Plans. The Company has deferred compensation plans designed to provide additional retirement benefits for certain officers and key employees who cannot take full advantage of the Savings Plan. The costs associated with these deferred compensation plans were approximately $42,000 in 2007 and $36,000 in both 2006 and 2005.

Supplemental Executive Retirement Plan. The Company has adopted a Supplemental Executive Retirement Plan (the "SERP") for certain officers and key employees which provides for participants to be awarded shares of common stock of the Company on a tax deferred basis from the Recognition and Retention Plan ("RRP") previously approved by the shareholders. All of the shares granted under the RRP have been awarded and are fully vested. The Company recognized $106,000 of compensation expense from the vesting of allocated SERP/RRP shares in 2005. No compensation expense was recognized in 2007 and 2006 in connection with this plan.

Stock Plans. The Company adopted an employee stock incentive plan and stock option plan for nonemployee directors (collectively, "the Stock Plan") which together provide for the award of up to 1,631,000 shares of common stock to officers, directors and employees as compensation for future services. An amendment to the Stock Plan increasing the number of shares authorized for award under the Stock Plan by 320,000 shares and 311,000 shares, respectively, were approved by the Company's shareholders on July 27, 2005 and June 29, 2001. As of December 31, 2007, the Company has granted an aggregate of 2,000,750 options under the Stock Plan, of which 1,022,256 have been exercised and 408,094 have been forfeited. The exercise price per share of the options outstanding at December 31, 2007 ranges from $11.00 to $58.00 per share and generally vest 33⅓% per year, beginning with the first anniversary of the date of each individual grant.

The number of options and weighted-average exercise prices of options for each of the following groups of options, for the periods indicated, are as follows:

	Number of Options		Weighted-Average Exercise Price	
	2007	2006	2007	2006
Options outstanding at the beginning of the year	545,984	630,818	$35.73	$35.61
Options granted during the year	103,000	7,250	$36.34	$51.10
Options exercised during the year	(76,584)	(86,674)	$21.79	$35.36
Options forfeited during the year	(2,000)	(5,410)	$47.92	$48.11
Options outstanding at the end of the year	570,400	545,984	$37.67	$35.73
Options exercisable at the end of the year	464,068	538,484	$37.87	$35.50

Note 11 — Income Taxes

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of our deferred tax assets and liabilities are as follows:

	December 31,	
	2007	2006
	(in thousands)	
Components of the deferred tax asset:		
Allowance for loan losses	$20,091	$18,933
Accrued expenses	3,641	3,462
State income taxes	661	1,314
Other	3,752	939
Total deferred tax assets	28,145	24,648
Components of the deferred tax liability:		
Deferred loan origination costs	10,761	9,167
FHLB stock dividends	5,049	3,945
Unrealized gain on investment securities available-for-sale	187	23
Total deferred tax liabilities	15,997	13,135
Net deferred tax asset	$12,148	$11,513

The deferred tax asset is considered fully realizable, as when the temporary differences associated with the deferred tax asset are recognized for income tax purposes, those deductions are expected to be fully offset, either by carryback against previously taxed income or by reducing future taxable income. Accordingly, we have not established a valuation allowance on the deferred tax asset.

A summary of the provision for income taxes follows:

	Years Ended December 31,		
	2007	2006	2005
	(in thousands)		
Current provision:			
Federal	$ 8,927	$13,678	$14,709
State	2,507	3,889	4,713
	11,434	17,567	19,422
Deferred (benefit) provision:			
Federal	(468)	540	(1,448)
State	(331)	386	(492)
	(799)	926	(1,940)
	$10,635	$18,493	$17,482

A reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

	Years Ended December 31,		
	2007	2006	2005
Federal statutory income tax rate	35.0%	35.0%	35.0%
State income tax, net of federal income tax benefit	7.0%	7.0%	7.0%
State income tax credit and other benefits	(1.5)%	(1.3)%	—
Effective income tax rate	40.5%	40.7%	42.0%

The income tax provision (benefit) component of accumulated other comprehensive income was $164,000, $278,000, and ($309,000) for the years ended December 31, 2007, 2006 and 2005, respectively. During 2007, 2006 and 2005, the Company recognized a $898,000, $627,000 and $4.0 million income tax benefit related to the exercise of employee stock options. The benefit was recorded in contributed capital within the consolidated balance sheets.

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized an approximate $1.2 million increase in the liability for unrecognized tax benefits. The following table presents the activity in unrecognized tax benefits for 2007:

	Amount
	(in thousands)
Unrecognized tax benefit at adoption, January 1	$ —
Gross increases — tax positions in prior period	1,007
Gross decreases — tax positions in prior period	—
Gross increases — tax positions in current period	233
Gross decreases — tax positions in current period	—
Settlements	—
Lapse of statute of limitations	—
Unrecognized tax benefit, December 31	$1,240

Included in the balance of unrecognized tax benefits at December 31, 2007, are approximately $1.2 million of tax benefits that, if recognized, would affect the effective tax rate.

The Company recognizes accrued interest related to unrecognized tax benefits and penalties as a component of provision for income taxes. Related to the uncertain tax benefits noted above, the Company accrued penalties of $35,000 and interest of $91,000 during 2007. The Company does not expect that unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company is subject to taxation in the United States and various states and local jurisdictions. The tax years that remain open for examination for the Company's major jurisdictions of the United States and California are 2003, 2004, 2005 and 2006.

Note 12 — Financial Instruments With Off-Balance-Sheet Risk

We are a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments primarily consist of commitments to extend credit. These instruments may involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contractual amounts of those instruments reflect the extent of involvement we have in particular classes of financial instruments.

We have exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit. This exposure is represented by the contractual amount of those instruments and the Company uses the same lending policies for these instruments as it does for the loan portfolio. We had outstanding unfunded loan commitments, consisting primarily of the unfunded portion of construction and entertainment finance loans, of approximately $315.6 million and $256.7 million at December 31, 2007 and 2006, respectively.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible extensions of future extensions of credit to existing customers. These lines of credit are typically uncollateralized and usually do not contain a specific maturity date and often are not drawn upon to the total extent to which the Company is committed. We had outstanding commercial lines of credit totaling $1.7 million and $1.1 million at December 31, 2007 and 2006, respectively.

Note 13 — Commitments and Contingencies

Commitments

We lease office facilities under noncancelable operating leases. Estimated future minimum lease payments required under leases with initial or remaining noncancelable terms in excess of one year at December 31, 2007 are as follows:

	(in thousands)
2008	$ 3,657
2009	2,587
2010	2,064
2011	1,887
2012	1,166
Thereafter	728
Total	12,089
Sub-Lease income	(556)
Net future minimum lease payments	$11,533

Certain leases contain rental escalation clauses based on increases in the consumer price index, and renewal options of up to ten years, which may be exercised by the Company. We incurred rent expense of $4.5 million, $4.5 million, and $4.2 million in 2007, 2006 and 2005, respectively.

Contingencies

We are subject to various pending legal actions which arise in the normal course of business. We maintain reserves for losses from legal actions which are both probable and estimable. Although the amount of the ultimate exposure, if any, cannot be determined at this time, in management's opinion, based upon advice of counsel, the disposition of claims currently pending are not expected to have a material adverse effect on our financial condition or results of operations.

Note 14 — Regulatory Requirements

The Company is subject to supervision by the Federal Reserve Board ("FRB"). The Bank is subject to supervision and regulation by the FDIC and the Department of Financial Institutions ("DFI") of the State of California under the provisions of the California Banking Law. These provisions authorize the Bank's issuance of deposits, place limits on the size of loans the Bank can make, and specify the maintenance of minimum liquidity levels.

The Company and the Bank are also subject to various capital requirements administered by the FRB and FDIC, respectively. The FRB and the FDIC have substantially similar risk-based capital ratio and leverage ratio guidelines for banking organizations. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary action by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements and the Bank's operations. Under the applicable capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average total assets ("Leverage Ratio"). Management believes, as of December 31, 2007 and 2006, that the Company and the Bank meet all applicable capital adequacy requirements.

On March 1, 2005, the FRB adopted a final rule that allows the continued inclusion of trust preferred securities in the tier 1 capital of bank holding companies. The final rule limits restricted core capital elements (which include trust preferred securities) to 25 percent of all core capital elements, net of goodwill less any associated deferred tax liability. Amounts of restricted core capital elements in excess of these limits generally may be included in tier 2 capital. The final rule provides a five year transition period, ending March 31, 2009, for application of the quantitative limits.

As of December 31, 2007, the most recent notification from the FDIC categorized the Bank as "well capitalized" under the applicable regulatory framework. Similarly, the Company's capital levels exceeded the levels necessary to be considered "well capitalized". To be categorized as "well capitalized", the Company and the Bank must maintain minimum Total Risk-Based and Tier 1 Risk-Based Ratios, and the Bank must also maintain a minimum Tier 1 Leverage Ratio as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Company's and the Bank's category.

ICB and the Bank's actual regulatory capital amounts and ratios are presented in the following table:

	Actual		Minimum Requirement for Capital Adequacy Purposes		Capital Required to Maintain "Well Capitalized" Designation	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
	(dollars in thousands)					
As of December 31, 2007						
Total capital (to risk-weighted assets)						
Imperial Capital Bancorp, Inc.	$346,687	11.3%	$245,654	8.0%	$307,068	10.0%
Imperial Capital Bank	$331,141	10.9%	$244,095	8.0%	$305,119	10.0%
Tier I capital (to risk-weighted assets)						
Imperial Capital Bancorp, Inc.	$298,909	9.7%	$122,828	4.0%	$184,242	6.0%
Imperial Capital Bank	$292,879	9.6%	$122,048	4.0%	$183,072	6.0%
Tier I capital (to average total assets)						
Imperial Capital Bancorp, Inc.	$298,909	8.4%	$141,680	4.0%	$177,100	5.0%
Imperial Capital Bank	$292,879	8.3%	$140,919	4.0%	$176,149	5.0%
As of December 31, 2006						
Total capital (to risk-weighted assets)						
Imperial Capital Bancorp, Inc.	$337,868	11.9%	$227,517	8.0%	$284,396	10.0%
Imperial Capital Bank	$325,500	11.5%	$226,322	8.0%	$282,903	10.0%
Tier I capital (to risk-weighted assets)						
Imperial Capital Bancorp, Inc.	$290,912	10.2%	$113,759	4.0%	$170,639	6.0%
Imperial Capital Bank	$290,013	10.3%	$113,162	4.0%	$169,743	6.0%
Tier I capital (to average total assets)						
Imperial Capital Bancorp, Inc.	$290,912	9.0%	$128,696	4.0%	$160,870	5.0%
Imperial Capital Bank	$290,013	9.1%	$127,974	4.0%	$159,968	5.0%

Additionally, Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Bank, and loans or advances are limited to 10 percent of the Bank's capital stock and surplus on a secured basis.

At December 31, 2007, the Bank's retained earnings available for the payment of dividends was $142.9 million. Accordingly, $153.2 million of the Company's equity in the net assets of the Bank was restricted at December 31, 2007. Funds available for loans or advances by the Bank to the Company amounted to $15.3 million. In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

Note 15 — Earnings Per Share

The following is a reconciliation of the amounts used in the calculation of basic earnings per share and diluted earnings per share.

	Net Income	Weighted-Average Shares Outstanding	Per Share Amount
	(in thousands, except per share data)		
Year ended December 31, 2007			
Basic earnings per share	$15,620	5,473	$ 2.85
Dilutive effect of stock options	—	94	(0.04)
Diluted earnings per share	$15,620	5,567	$ 2.81
Year ended December 31, 2006			
Basic earnings per share	$26,889	5,562	$ 4.83
Dilutive effect of stock options	—	150	(0.12)
Diluted earnings per share	$26,889	5,712	$ 4.71
Year ended December 31, 2005			
Basic earnings per share	$24,063	5,749	$ 4.19
Dilutive effect of stock options	—	214	(0.15)
Diluted earnings per share	$24,063	5,963	$ 4.04

Note 16 — Disclosures About Fair Value of Financial Instruments

Fair value estimates are based on judgments regarding credit risk, expectations of future economic conditions, normal cost of administration of these instruments and other risk characteristics, including interest rate risk and prepayment risk. These estimates are subjective in nature, involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. The fair value estimates presented do not include the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

We use the following methods and assumptions to estimate the fair value of each class of financial instruments for which it is practicable to estimate value:

Cash and Cash Equivalents — The carrying values reported in the balance sheet approximate fair values due to the short-term nature of the assets.

Investment Securities — Fair values are based on bid prices and quotations published and/or received from established securities dealers. In those limited situations where quotations are not available, values are determined using present value of estimated future cash flows.

Stock in Federal Home Loan Bank — The carrying value approximates fair value based on the redemption provisions of the FHLB.

Loans — The fair value is estimated using the present value of future cash flows, discounted using the current rate at which similar loans would be made to borrowers with similar credit ratings and for the same maturities and giving consideration to estimated prepayment risk and credit risk.

Accrued Interest Receivable — The carrying values reported in the balance sheet approximate the fair values due to the short-term nature of the asset.

Deposit Accounts — The fair value of demand deposit, money market and passbook accounts is estimated to be the amount payable on demand due to the short-term nature of these deposits. The fair values for time certificates, both over and under $100,000, are estimated by discounting the expected cash flows at current market rates over expected maturities.

Federal Home Loan Bank Advances and Other Borrowings — The fair value is estimated by discounting the expected cash flows at current market rates over contractual maturities.

- *Junior Subordinated Debentures* — The fair value is estimated using the present value of future cash flows, discounted using the current rate at which a similar debenture would be issued.

The carrying amounts and estimated fair values of our financial instruments are as follows:

	December 31,			
	2007		2006	
	Cost or Carrying Amount	Estimated Fair Value	Cost or Carrying Amount	Estimated Fair Value
	(in thousands)			
Financial assets:				
Cash and cash equivalents	$ 8,944	$ 8,944	$ 30,448	$ 30,448
Investment securities available-for-sale	117,924	117,924	99,527	99,527
Investment securities held-to-maturity	159,023	158,509	193,512	190,475
Stock in Federal Home Loan Bank	53,497	53,497	48,984	48,984
Loans, net	3,125,072	3,145,088	2,973,368	3,008,621
Accrued interest receivable	20,841	20,841	20,753	20,753
Financial liabilities:				
Deposit accounts	$2,181,858	$2,191,930	$2,059,405	$2,061,922
Federal Home Loan Bank advances and other borrowings	1,021,235	1,041,398	1,010,000	998,219
Junior subordinated debentures	86,600	91,889	86,600	90,425

Note 17 — Business Segment Information

SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" requires disclosure of segment information in a manner consistent with the "management approach". The management approach is based on the way the chief operating decision-maker organizes segments within a company for making operating decisions and assessing performance.

The main factors used to identify operating segments were the specific product and business lines of the various operating segments of the Company. Operating segments are organized separately by product and service offered. We have identified one operating segment that meets the criteria of being a reportable segment in accordance with the provisions of SFAS No. 131. This reportable segment is the Company's lending operations, which by its legal form, is identified as operations of the Bank and Imperial Capital REIT. This segment derives the majority of its revenue from interest received on loans originated and purchased. Other operating segments of the Company that did not meet the criteria of being a reportable segment in accordance with SFAS No. 131 have been aggregated and reported as "All Other". Transactions from all of our operating segments occur primarily in the United States. The Company has no transactions with a single external customer that exceeds ten percent of the Company's consolidated revenues.

Transactions between the reportable segment of the Company and its other operating segments are made at terms which approximate arm's-length transactions and in accordance with GAAP. There is no significant difference between the measurement of the reportable segment's assets and profits and losses disclosed below and the measurement of assets and profits and losses in the consolidated balance sheets and statements of income. Accounting allocations are made in the same manner for all operating segments.

Required reported segment information for 2007, 2006 and 2005 is detailed below:

	Lending Operations	All Other	Eliminations	Consolidated
	(in thousands)			
As of and for the Year Ended December 31, 2007				
Revenues from external customers	$ 253,296	$ 1,108	$ —	$ 254,404
Total interest income	250,436	835	—	251,271
Total interest expense	156,245	8,338	—	164,583
Depreciation and amortization expense	2,497	476	—	2,973
Provision (benefit) for income taxes	14,525	(3,890)	—	10,635
Capital expenditures	3,351	481	—	3,832
Total assets	3,527,164	327,373	(303,318)	3,551,219
Income (loss) before provision for income taxes	36,798	(10,543)	—	26,255
As of and for the Year Ended December 31, 2006				
Revenues from external customers	$ 228,057	$ 1,216	$ —	$ 229,273
Total interest income	225,376	1,125	—	226,501
Total interest expense	123,878	8,197	—	132,075
Depreciation and amortization expense	2,305	393	—	2,698
Provision (benefit) for income taxes	22,513	(4,020)	—	18,493
Capital expenditures	2,286	325	—	2,611
Total assets	3,396,079	319,554	(300,123)	3,415,510
Income (loss) before provision for income taxes	55,410	(10,028)	—	45,382
As of and for the Year Ended December 31, 2005				
Revenues from external customers	$ 182,580	$ 2,152	$ —	$ 184,732
Total interest income	175,855	2,303	—	178,158
Total interest expense	79,315	7,171	—	86,486
Depreciation and amortization expense	2,290	392	—	2,682
Provision (benefit) for income taxes	20,113	(2,631)	—	17,482
Capital expenditures	2,232	523	—	2,755
Total assets	3,029,118	302,351	(280,273)	3,051,196
Income (loss) before provision for income taxes	49,362	(7,817)	—	41,545

Note 18 — Parent Company Only Condensed Financial Statements

The parent company only financial statements of Imperial Capital Bancorp, Inc. are as follows:

Condensed Balance Sheets

	December 31,	
	2007	2006
	(in thousands)	
Assets		
Cash and cash equivalents	$ 972	$ 1,401
Investment securities available-for-sale, at fair value	1,503	2,216
Investments in wholly-owned subsidiaries:		
Imperial Capital Bank	296,161	292,990
Imperial Capital Real Estate Investment Trust	1,764	1,504
Other subsidiaries	108	177
Investments in unconsolidated subsidiaries	2,600	2,600
Other assets	24,116	18,393
Total assets	$327,224	$319,281
Liabilities and Shareholders' Equity		
Junior subordinated debentures	$ 86,600	$ 86,600
Other liabilities	13,057	11,344
Shareholders' equity	227,567	221,337
Total liabilities and shareholders' equity	$327,224	$319,281

Condensed Statements of Income

	Years Ended December 31,		
	2007	2006	2005
	(in thousands)		
Interest income	$ 835	$ 1,125	$ 2,303
Interest expense	8,338	8,197	7,171
Net interest expense	(7,503)	(7,072)	(4,868)
Provision for loan losses	(3)	(4)	(64)
Non-interest expense:			
General and administrative expense	3,316	3,052	2,809
Other	(273)	(91)	140
Total non-interest expense	3,043	2,961	2,949
Loss before income tax benefit and equity in net income of subsidiaries	(10,543)	(10,029)	(7,753)
Income tax benefit	(3,890)	(4,021)	(2,609)
Loss before equity in net income of subsidiaries	(6,653)	(6,008)	(5,144)
Equity in net income of subsidiaries	22,273	32,897	29,207
NET INCOME	$ 15,620	$ 26,889	$24,063

Condensed Statements of Cash Flows

	Years Ended December 31,		
	2007	2006	2005
	(in thousands)		
Cash Flows From Operating Activities:			
Net income	$ 15,620	$ 26,889	$ 24,063
Adjustments to net income:			
Equity in undistributed net income of subsidiaries	(22,227)	(32,897)	(29,207)
Provision for loan losses	(3)	(4)	(64)
Other, net	(688)	29	3,465
Increase in other assets	(4,373)	(1,506)	(335)
Increase (decrease) in other liabilities	1,675	(445)	524
Net cash used in operating activities	(9,996)	(7,934)	(1,554)
Cash Flows From Investing Activities:			
Capital distribution received from Imperial Capital REIT	—	1,857	11,065
Dividends received from Imperial Capital Bank	18,400	8,500	3,000
Dividends received from Imperial Capital REIT	700	251	3,756
Other, net	262	906	1,376
Net cash provided by investing activities	19,362	11,514	19,197
Cash Flows From Financing Activities:			
Proceeds from exercise of employee stock options	2,567	3,692	4,650
Cash paid to acquire treasury stock	(9,062)	(11,374)	(22,625)
Cash dividends paid	(3,300)	(2,371)	—
Net cash used in financing activities	(9,795)	(10,053)	(17,975)
Net decrease in cash and cash equivalents	(429)	(6,473)	(332)
Cash and cash equivalents at beginning of period	1,401	7,874	8,206
Cash and cash equivalents at end of period	$ 972	$ 1,401	$ 7,874

Notes

LAW OFFICES
SILVER, FREEDMAN & TAFF, L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
3299 K STREET, N.W., SUITE 100
WASHINGTON, D.C. 20007
(202) 295-4500
WWW.SFTLAW.COM

FAX NUMBER
(202) 337-5502

WRITER'S DIRECT DIAL NUMBER
(202) 295-4525

July 1, 2008

VIA MESSENGER

SEC Mail
Mail Processing
Section

JUL 01 2008

Washington, DC
109

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Imperial Capital Bancorp, Inc.

Dear Sir/Madam:

On behalf of Imperial Capital Bancorp, Inc., enclosed are seven copies of the Company's Annual Report to Stockholders for the year ended December 31, 2007, which is being furnished to the Company's stockholders together with the Company's Letter to Stockholders, Notice of Annual Meeting of Stockholders, Proxy Statement and form of proxy relating to the Company's upcoming Annual Meeting of Stockholders (filed via EDGAR). The Annual Report is submitted solely for the information of the Securities and Exchange Commission and is not to be deemed "soliciting material" or "filed" with the Securities and Exchange Commission.

Kindly acknowledge receipt of these materials by stamping and returning to our messenger the attached duplicate copy of this letter.

Sincerely,

Craig M. Scheer, P.C.

Enclosures

cc: Anthony A. Rusnak
Dave M. Muchnikoff, P.C.

CORPORATE HEADQUARTERS
888 Prospect Street, Suite 110
La Jolla CA 92037
(858) 551-0511

www.icbancorp.com

REAL ESTATE
LENDING OPERATIONS
(818) 254-2300

DEPOSIT OPERATIONS
(858) 551-0511

ICB ENTERTAINMENT FINANCE
(818) 254-2242

BOARD OF DIRECTORS

George W. Haligowski
Chairman of the Board

Norval L. Bruce
Vice Chairman

Jeffrey L. Lipscomb

Sandor X. Mayuga

Hirotaka Oribe

Robert R. Reed

INVESTOR RELATIONS
Timothy M. Doyle
Executive Managing Director
Chief Financial Officer
(858) 551-0511

LEGAL COUNSEL
Silver, Freedman & Taff, LLP
Washington D.C.

INDEPENDENT ACCOUNTANTS
Ernst & Young, LLP
Los Angeles CA

STOCK TRANSFER AGENT
Mellon Investor Services, LLC
Jersey City NJ

FORM 10-K
A copy of our Form 10-K is available without charge upon written request to:

Imperial Capital Bancorp, Inc.
Investor Relations Department
888 Prospect Street, Suite 110
La Jolla CA 92037

CERTIFICATIONS
Our Chief Executive Officer submitted the required annual certification to the New York Stock Exchange (NYSE) regarding the NYSE's corporate governance listing standards on August 22, 2007. Our annual report on Form 10-K for the year ended December 31, 2007 includes the certifications of our Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

SENIOR MANAGEMENT

George W. Haligowski
Chairman of the Board, President and Chief Executive Officer

Norval L. Bruce
Vice Chairman of the Board

Timothy M. Doyle
Executive Managing Director
Chief Financial Officer

Lyle C. Lodwick
Executive Managing Director
Chief Operating Officer

Phillip Lombardi
Executive Managing Director
Chief Credit Officer

Brian Benson
Senior Managing Director
Chief Lending Officer

David Hunt
Managing Director
Risk Management

Bradley Satenberg
Managing Director
Deputy Chief Financial Officer

Scott Wallace
Managing Director
Finance & Treasurer

Anthony A. Rusnak
Deputy Managing Director
General Counsel
Corporate Secretary

888 PROSPECT STREET · SUITE 110 · LA JOLLA CA 92037
www.icbancorp.com

END